UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: __________

KIMBER RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or Common Shares as of the close of the period covered by the annual report:

Not Applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☒ Item 18 ☐

GLOSSARY OF TERMS

Glossary of Non-Geological Terms

Certain terms and abbreviations used in this registration statement are defined below:

“Atna” means Atna Resources Ltd.;

“Canaccord” means Canaccord Capital Corporation, the agent for Kimber’s Initial Public Offering;

“Carmen deposit” is the name given to the volume of gold and silver-bearing rock in and around the former Monterde mine. Until drilling is complete, the boundaries of the deposit will remain undefined. (See Figure 2 and Figure 3);

“Carmen structure” is a geological fracture, which was one of the principle conduits for the introduction of mineral-bearing fluids which formed the Carmen deposit.

“Chemex” means ALS Chemex, Aurora Laboratory Services Ltd.;

“Common Shares” means the common shares without par value in the capital of Kimber Resources Inc.;

“Ejido” (aa-hee-do) is a Mexican legal entity, which owns a specific area of land and holds it collectively for its members. Ejidos were formed by way of a resolution from the Federal Government of Mexico under the Agrarian Act for the administration and development of collective property rights over agricultural land owned by the Federal Government. Ejidos are administered and controlled by an Ejido council. The consent of an Ejido council is a requirement for access to such lands for mineral exploration and development. Since 1990 Mexican law has permitted the "partition and privatization" of Ejido land from the Government to the Ejidos and from the Ejidos to individual members.

“El Coronel Property” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “El Coronel Property” in Table 2 of this Registration Statement;

“Golden Treasure” means Golden Treasure Explorations Inc.;

“Group 1 Property” means the mineral concessions forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 1” in Table 2 of this Registration Statement;

“Group 2 Property” means the mineral concessions forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 2” in Table 2 of this Registration Statement;

“Group 3 Property” means the mineral concession forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 3” in Table 2 of this Registration Statement;

“Group 4 Property” means the mineral concession forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 4” in Table 2 of this Registration Statement;

“IPO” means the Initial Public Offering of Kimber Resources Inc., closed July 12, 2002;

“July 12 Warrants” means the transferable share purchase warrants of Kimber issued July 12, 2002. Each Warrant entitled the holder thereof to purchase one Common Share at a price of $0.45 until July 12, 2003 and thereafter at a price of $0.55 until January 12, 2004;

“Kimber” means Kimber Resources Inc. and its wholly owned subsidiary Minera Monterde, S. de R.L. de C.V collectively;

“MineQuest” means MineQuest Exploration Associates Ltd.;

“Minera Monterde” means Minera Monterde, S. de R.L. de C.V., the wholly owned subsidiary, and the holder of Mexican mineral properties, of Kimber Resources Inc.;

“Monterde Property” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Monterde Property” in Table 2 of this registration statement;

“Option Plan” means the Kimber Resources Inc. 2002 Stock Option Plan

“Property” means the Monterde Property and the El Coronel Property;

“QA/QC” means a quality assurance and quality control program;

“Sierra Madre de Mexico” means Sierra Madre Gold de Mexico, S.A. de C.V.

“Staked Concessions” means the mineral concessions forming part of the Monterde Property located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Staked Concessions” in Table 2 of this registration statement;

“Subdivision” means the subdivision of Kimber’s share capital on the basis of 1.6 “new” shares for each “old” share on April 30, 2002.

Geological or Technical Terms

“AA” means atomic absorption determination of metal content;

“Ag” means the chemical symbol for silver;

“aliquot” is that portion of a sample that is actually analyzed:

“alteration” is a change in the chemical and mineralogical composition of a rock caused by hydrothermal fluids;

“andesite” is a fine-grained volcanic rock, typically grey to dark grey, containing plagioclase, hornblende, biotite, or pyroxene phenocrysts;

“aqua-regia leach” means the dissolution of metals, especially gold and silver, in a mixture of concentrated hydrochloric and nitric acids;

“argillic alteration” is an alteration type characterized by the development of clay minerals at the expense of the original constituents of the rock;

“Au” means the chemical symbol for gold

“dip” is the maximum angle that a structural surface, such as layering in a rock or a fault makes with the horizontal, measured perpendicular to the strike and in the vertical plane;

“fault” is a fracture or fracture zone along which there has been displacement of the sides relative to one another;

“fire assay” is the assaying of metallic ores, usually of gold and silver, by methods requiring furnace heat;

“g/t” means grams per tonne;

“grade” is the relative quantity or the percentage of a commodity content in a resource, expressed as grams per tonne or ounces per ton for precious minerals, such as gold, or as a weight percentage for other metals;

“hematite” or “hematitic” refers to a common iron mineral consisting of iron and oxygen, with the exact amounts of both constituents being variable;

“intrusive” is an igneous rock that solidifies below the Earth's surface;

“ore” is a naturally occurring material from which a mineral or minerals of economic value can be extracted at a profit under economic conditions that are specified and are generally accepted as reasonable, also, the mineral or minerals thus extracted;

“RC” means reverse circulation, a type of drilling used to obtain mineral samples;

“resource” (mineral resource) is a concentration or occurrence of material of intrinsically economic interest in or on the Earth's crust in such forms or quantities that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics, and continuity are known, estimated, or interpreted from specific geological evidence and knowledge. Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories;

“shear” is a fracture or fracture zone along which there has been differential movement of the sides relative to one another, typically leading to crushing, brecciation, and subsidiary fractures;

“siliceous alteration” is an alteration type characterized by the addition of SiO2 or quartz to the original rock;

“tuff” is a general term for all consolidated volcanic rocks explosively or aerially ejected from a volcanic vent;

“UTM coordinates” means Universal Transverse Mercator coordinates, measured in metres from some fixed datum; and

“welded” is a term that refers to a tuff that has been indurated by the welding together of the glass shards that constitute the tuff.

Conversion Table

Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Unless otherwise indicated, all dollar ($) amounts referred to herein are in Canadian dollars.

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning Kimber’s plans for its mineral projects. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with Kimber’s expectations, due to recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Mexico, and the policies of other nations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of reserves, such statements reflect the conclusion, based on certain assumptions, that the mineral deposit may be economically exploitable.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in this document under headings “ITEM 3D - Risk Factors”, “ITEM 4B - Business Overview”, “ITEM 4D – Property, Plants and Equipment” and “ITEM 5 - Operating and Financial Review and Prospects”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Kimber does not intend to update these forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The names, business addresses and functions of the directors and senior management of Kimber are as follows:

Name and Business Address	Position in Kimber
Clifford A. Grandison Suite 215 - 800 West Pender Street Vancouver, British Columbia Canada V6C 2V6	Director (1)(2)
Michael E. Hoole Suite 215 - 800 West Pender Street Vancouver, British Columbia Canada V6C 2V6	Director, Vice-President, and Corporate Secretary (1)
J. John Kalmet 5236-4A Avenue Delta, British Columbia Canada V4M 1H5	Director (1)(2)
Robert V. Longe Suite 215 - 800 West Pender Street Vancouver, British Columbia Canada V6C 2V6	Director, President and Chief Executive Officer
Luard J. Manning Suite 206 - 837 West Hasting Street Vancouver, British Columbia Canada V6C 3N6	Director (2)
James J. Puplava 100-10801 Thornmint Road, San Diego, CA USA 92127-2421	Director
Robert A. Quartermain 1180-999 West Hastings Street Vancouver, British Columbia Canada, V6C 2W2	Director
Alan D. Hitchborn Suite 215 - 800 West Pender Street Vancouver, British Columbia Canada V6C 2V6	Vice-President, Development Director-General of Minera Monterde

J. Byron Richards Suite 215 - 800 West Pender Street Vancouver, British Columbia Canada V6C 2V6	Vice-President, Engineering
Peter J.A. de Visser Suite 401 - 905 West Pender Street Vancouver, British Columbia Canada V6C 1L6	Chief Financial Officer

Notes:

(1)	Member of Compensation Committee
(2)	Member of Audit Committee

B. Advisers

The Canadian Imperial Bank of Commerce (CIBC), located at 2nd Floor 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, is Kimber’s principal banker. Stikeman Elliott LLP, Barristers & Solicitors, of Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8, is Kimber’s principal legal adviser. Kimber’s contact at Stikeman Elliott is Inge Poulus.

C. Auditors

D&H Group, Chartered Accountants of 10th Floor, 1333 West Broadway, Vancouver, British Columbia, Canada, V6H 4C1, was appointed as Kimber’s auditor on January 29, 2004 and remains its auditor. D&H Group is a member in good standing of the Canadian Institute of Chartered Accountants.

De Visser Gray, Chartered Accountants, of Suite 401 - 905 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6, was Kimber’s auditor for the fiscal years ended June 30, 2003, 2002 and 2001. On January 14, 2004, De Visser Gray resigned as Kimber’s auditor. Peter de Visser, a managing partner of De Visser Gray, was appointed Chief Financial Officer of Kimber on January 14, 2004.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for Kimber, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The tables also summarize certain corresponding information prepared in accordance United States generally accepted accounting principles (“U.S. GAAP”). Canadian GAAP, as applied to Kimber, materially differs from U.S. GAAP and reference is made to Note 13 of the financial statements of Kimber included in “Item 17 - Financial Statements” for a discussion of these differences and their effect on Kimber’s financial statements.

For the nine months ended March 31, 2004 and 2003, the information in the tables was extracted from the more detailed financial statements of Kimber for those periods presented, which have been prepared by management without review by Kimber’s auditors. For each of the fiscal years ended June 30 presented, the information in the tables was extracted from the more detailed financial statements of Kimber for those years presented, which have been audited by De Visser Gray, Chartered Accountants. All of the information contained in the selected financial data is qualified in its entirety by reference to the more detailed financial statements and related notes included in “Item 17 - Financial Statements”, and should be read in conjunction with such financial statements and with the information appearing in “Item 5 - Operating and Financial Review and Prospects”.

Kimber has financed operations principally through the sale of its equity securities and expects to do so for the immediate future. While Kimber believes it has sufficient capital and liquidity to finance current operations, nevertheless, its continued operations are dependent on its ability to obtain additional financing through the further sales of equity securities. See “Item 3D - Risk Factors.”

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

	Nine	Nine
	Months	Months
	Ended	Ended
	March 31,	March 31,
	2004	2003
	(Unaudited)	(Unaudited)
	$	$

Current Assets	5,415,845	1,262,146
Equipment	164,699	81,128
Investment	103,596	103,596
Deferred Property Costs	3,902,551	1,334,973
Total Assets	9,586,691	2,781,843
Current Liabilities	353,875	36,407
Total Liabilities	353,875	36,407
Net Assets	9,232,816	2,745,436
Share Capital	10,892,890	3,596,064
Contributed Surplus	369,502	-
Deficit	(2,029,576)	(850,628)
Net Loss for the Period	(1,006,880)	(341,559)
Basic and Diluted Loss per
Share	(0.04)	(0.02)
Weighted Average Number of
Common Shares Outstanding	25,882,295	13,396,684

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2003	2002 (1)	2001 (1)	2000 (1)	1999 (1)
	$	$	$	$	$

Current Assets	1,424,566	144,807	100,554	20,216	1,529
Equipment	75,943	4,434	-	-	-
Investment	103,596	103,596	103,596	200,000	200,000
Deferred IPO Costs	-	127,755	-	-	-
Deferred Property Costs	1,727,596	274,673	119,400	31,274	-
Total Assets	3,331,701	655,265	323,550	251,490	201,529
Current Liabilities	55,132	399,838	330,206	56,488	13,352
Total Liabilities	55,132	399,838	330,206	56,488	13,352
Net Assets (Liabilities)	3,276,569	255,427	(6,656)	195,002	188,177
Share Capital	4,299,265	764,496	360,355	288,930	193,930
Obligation to issue shares	-	-	16,750	-	-
Deficit	(1,022,696)	(509,069)	(383,761)	(93,928)	(5,753)
Net Loss for the Period	(513,627)	(125,308)	(289,833)	(88,175)	(12,462)
Basic and Diluted Loss per
Share	(0.04)	(0.03)	(0.09)	(0.04)	(0.02)
Weighted Average Number of
Common Shares Outstanding	13,381,406	3,747,610	3,103,470	1,875,721	775,721

Notes:

(1)	– Common Shares of Kimber were not publicly traded prior to July 16, 2002

Under Canadian GAAP applicable to junior mining companies, mineral exploration expenditures are deferred for mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following information has been reconciled for U.S. GAAP (see Note 13 to the Consolidated Financial Statements).

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

	Nine	Nine
	Months	Months
	Ended	Ended	Year	Year	Year
	March 31,	March 31,	Ended	Ended	Ended
	2004	2003	June 30,	June 30,	June 30,
	(Unaudited)	(Unaudited)	2003	2002 (1)	2001 (1)
	$	$	$	$	$

Current Assets	5,415,845	1,262,146	1,424,566	144,807	100,554
Equipment	164,699	81,128	75,943	4,434	-
Investment	103,596	103,596	103,596	103,596	103,596
Deferred IPO Costs	-	-	-	127,755	-
Total Assets	5,684,140	1,446,870	1,604,105	380,592	204,150
Current Liabilities	353,875	36,407	55,132	399,838	330,206
Total Liabilities	353,875	36,407	55,132	399,838	330,206
Net Assets (Liabilities)	5,330,265	1,410,463	1,548,973	(19,246)	(126,056)
Share Capital	10,892,890	3,596,064	4,299,265	764,496	360,355
Contributed Surplus	369,502	-	-	-	-
Obligation to issue shares	-	-	-	-	16,750
Deficit	(5,932,127)	(2,185,601)	(2,750,292)	(783,742)	(503,161)
Net Loss for the Period	(3,181,835)	(1,401,859)	(1,966,550)	(280,581)	(377,959)
Basic and Diluted Loss per Share	(0.10)	(0.13)	(0.18)	(0.07)	(0.20)
Weighted Average Number of
Common Shares Outstanding	25,882,295	10,724,094	10,708,817	3,747,610	1,903,470

Notes:

(1)	Common Shares of Kimber were not publicly traded prior to July 16, 2002

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of Kimber are presented in accordance with Canadian GAAP.

Dividends

No cash dividends have been declared nor are any currently expected to be declared. Kimber is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render Kimber insolvent. Dividend policy will be based on Kimber’s cash resources and needs and it is anticipated that all available cash will be required to further Kimber’s exploration activities for the foreseeable future.

Exchange Rates

Unless otherwise indicated, all reference to dollar ($) amounts are in Canadian dollars. The following table sets out the noon exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the periods indicated. Rates of exchange are obtained from the Bank of Canada and believed by Kimber to be the approximate noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York.

Period End and Average - $C vs. $US

	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2004 (1)	2003 (2)	2002 (2)	2001 (2)	2000 (2)	1999 (2)

Period End	0.7474	0.7378	0.6585	0.6589	0.6760	0.6793
Average	0.7631	0.6622	0.6374	0.6582	0.6788	0.6621

Notes:

(1)	For the nine months ended March 31, 2004
(2)	For the year ended June 30

Monthly High and Low - $C vs. $US

	August	July	June	May	April	March
	2004	2004	2004	2004	2004	2004

High for Month	0.7717	0.7652	0.7487	0.7377	0.7670	0.7659
Low for Month	0.7489	0.7503	0.7263	0.7141	0.7249	0.7369

As of June 30, 2004, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.7460.

B. Capitalization and Indebtedness

The following is a statement of capitalization and indebtedness (distinguishing, if applicable, between guaranteed and unguaranteed, and secured and unsecured, indebtedness) as of June 30, 2004, a date no earlier than 60 days prior to the date of this Form 20-F, showing Kimber’s capitalization on an actual basis (see also “Item 10 - Additional Information - A. Share Capital”). Indebtedness also includes indirect and contingent indebtedness. Kimber has no long-term debt.

Type of Security	Number of Shares of Common Shares Underlying Security	Dollar Amount

Long Term Debt	N/A	None
Authorized Capital	80,000,000	N/A
Issued and Outstanding	27,401,540	$11,126,011
Contributed Surplus	N/A	$712,824
Accumulated Deficit	N/A	$(2,163,328)
Total Capitalization	27,401,540	$9,675,507
Stock Options	2,824,667	$2,230,420
Share Purchase Warrants	1,489,797	$1,093,217
Fully-Diluted Total	31,716,004	$12,999,144

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Kimber is subject to a number of significant risks due to the nature of its business and the present stage of its business development. The following factors should be considered:

Kimber is a newly listed company and its future must be considered in light of the difficulties frequently encountered by companies in mineral exploration.

Kimber has a limited history as an exploration company. Its Common Shares were called for trading on the TSX Venture Exchange on July 16, 2002. Kimber does not hold any mineral reserves and does not generate any revenues from production. Kimber’s success will depend largely upon its ability to locate and develop commercially productive mineral reserves, which may never happen. As a result of these factors, it is difficult to evaluate Kimber’s prospects, and its future success is more uncertain than if it had a longer or more proven history.

Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s Common Shares to decline.

Kimber has incurred net losses every year since inception on March 31, 1995 and as of March 31, 2004, had an accumulated deficit of $2,029,576. Kimber incurred a net loss of $1,006,880 for the nine months ended March 31, 2004 and a loss of $513,627 for the fiscal year ended June 30, 2003 (2002: $125,308; 2001: $289,833; 2000: $88,175; and 1999: $12,462).

Kimber anticipates significant expenditures for its mineral exploration programs, which are expensed under U.S. GAAP, and for the further acquisition of mineral property interests. Since most exploration projects do not result in the discovery of commercially productive mineral reserves and are ultimately expensed in full, Kimber expects to report net losses for at least the foreseeable future.

The long-term profitability of Kimber’s operations will be in part directly related to the success of its exploration programs, which are affected by numerous factors including the cost of such programs, the amount of mineral reserves discovered and fluctuations in the price of any minerals produced. If Kimber does not become profitable within the time frame expected by its investors, which may never happen, the market price of Kimber’s stock will likely decline. If Kimber does achieve profitability, it may not be able to sustain or increase profitability in the future.

Kimber does not hold any known mineral reserves of any kind and may never be able to locate commercially productive mineral reserves. In the event such reserves are discovered, commercial production may not be possible or warranted.

All of Kimber’s mineral properties are in the exploration or development stage and are without known mineral reserves. Although Kimber may discover mineral reserves through its exploration programs, commercial production may not be warranted due to any one or more possible reasons. Further development of any of Kimber’s properties will only follow upon obtaining satisfactory exploration results and adequate financing. However, few mineral properties that are explored are ultimately developed into producing mines.

In the event a commercially productive mineral reserve is discovered, substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes for extraction and to develop the mining and processing facilities and infrastructure at the production site. The marketability of any minerals discovered may be affected by numerous factors which are beyond Kimber’s control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, Kimber may determine that it is impractical to commence or continue commercial production.

Kimber’s title to its mineral properties is currently in good standing but, its validity may be disputed in the future by others claiming title to all or part of such properties.

Kimber owns or has under option mining concessions, which constitute its property holdings. Kimber believes it has diligently investigated title to all of its mineral properties and, to the best of its knowledge, title to all properties are in good standing. However, the properties may be subject to prior unregistered agreements or transfers, which may affect the validity of Kimber’s ownership of such properties. See Table 2 under “Item 4D - Property, Plants and Equipment”.

Although Kimber has exercised due diligence with respect to title to properties in which it has a material interest, title to such properties may be challenged or impugned in the future. Kimber is not aware of challenges to the location or area of its mining concessions. Additionally, Kimber makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims. Should any defect in title be discovered by or disclosed to Kimber, all reasonable steps would be taken to perfect title to the particular claims in question. Kimber is not aware of any material defect in the title to its mineral claims.

Kimber is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which Kimber has an interest.

A claim on any of Kimber’s mineral properties, especially where commercially productive mineral reserves have been located, could adversely affect Kimber’s long-term profitability as it may preclude entirely the economic development of a mineral property. Also, such a claim may potentially affect Kimber’s current operations due to the high costs of defending against such claims and its impact on senior management's time.

Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Kimber is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Kimber. The names of its key personnel are Robert V. Longe, Michael E. Hoole, Alan D. Hitchborn, and J. Byron Richards, all of whom are officers of Kimber.

Kimber’s success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of such key personnel, through incapacity or otherwise, would require Kimber to seek and retain other qualified personnel and could compromise the pace and success of its exploration activities. Kimber does not maintain key person insurance in the event of a loss of any such key personnel. Also, certain management personnel of Kimber are officers and/or directors of other publicly traded companies.

Additionally, Kimber has relied on and is expected to continue relying upon consultants, contractors and others for exploration expertise. In the event a body of commercial ore is discovered on any of Kimber’s properties, it will likely require the expertise of such consultants and others for the development and operations of a producing mine.

Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and which may not be available, adversely affecting its operations.

Kimber does not generate any revenues from production and does not have sufficient financial resources to undertake by itself all of its planned exploration programs. Kimber has limited financial resources and has financed its operations primarily through the sale of Kimber’s securities such as Common Shares. Kimber will need to continue its reliance on the sale of its securities for future financing, resulting in dilution to existing shareholders. The amount of additional funds required will depend largely on the success of Kimber’s exploration programs. Based on current plans, it is expected that Kimber’s cash balance of $4,976,131 as at March 31, 2004 will be sufficient to meet operating requirements until approximately December 31, 2004.

The current exploration program commenced late in January 2004 and is expected to be completed in November 2004. The 2004 exploration program is expected to cost $4,300,000 with $3,440,000 of this amount planned for the Carmen deposit and $860,000 for exploration on the remainder of the Monterde Property.

Further exploration programs will depend on Kimber’s ability to obtain additional financing which may not be available under favourable terms, if at all. If adequate financing is not available, Kimber may not be able to commence or continue with its exploration programs or to meet required property payments to prevent the loss of some of its mineral properties.

Future issuance of Kimber’s Common Shares will result in dilution to the existing shareholders. Additionally, future sales of Kimber’s Common Shares into the public market may lower the market price, which may result in losses to Kimber’s shareholders.

As of June 30, 2004, Kimber had 27,401,540 Common Shares issued and outstanding. A further 4,314,464 Common Shares are issuable upon exercise of outstanding stock options and share purchase warrants, all of which may be exercised in the future resulting in dilution to Kimber’s shareholders. Of these amounts, officers and directors of Kimber own, as a group, 3,052,261 Common Shares and stock options to acquire an additional 2,134,000 Common Shares. Kimber’s management presently does not hold any share purchase warrants. Kimber may issue stock options to purchase an additional 2,409,946 Common Shares remaining under its existing stock option plan. Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options and warrants, are freely tradable.

Sales of substantial amounts of Kimber’s Common Shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its Common Shares.

Kimber’s Common Shares may experience extreme price and volume volatility, which may result in losses to the shareholders of Kimber.

On June 30, 2004, Kimber’s Common Shares closed at a price of $1.60. Since Kimber’s Common Shares were listed for trading on July 16, 2002 to June 30, 2004, the high and low trading prices were $3.00 and $0.25, respectively, with a total volume of 30,429,858 shares.

Trading volume in Kimber’s Common Shares has historically been limited with an average daily trading volume of 59,313 shares for the period from July 16, 2002 to June 30, 2004. Accordingly, the trading price of Kimber’s Common Shares could be subject to wide fluctuations in response to a variety of factors including announcement of material events such as mineral exploration results, changes in metal prices and general and industry-specific economic conditions.

Additionally, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It is expected that such fluctuations in price will continue to occur which may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

Kimber’s Common Shares are considered “penny stock”, which may have the effect of reducing the level of trading activity and make it more difficult to sell such shares.

Kimber’s shares are “penny stock”, as defined by the Securities and Exchange Commission, which might affect the trading market for the shares. Penny stocks are generally equity securities with a price of less than U.S.$5.00 other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and compensation information must be given to the customer orally or in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as Kimber’s shares which are considered “penny stock”, and therefore make it more difficult to sell those shares.

Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, Kimber has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration programs. Kimber will need to achieve profitability prior to any dividends being declared, which may never happen.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one may have an adverse effect on its financial condition and operations.

Mineral exploration involves many risks, including the inability of Kimber to locate commercially productive mineral reserves, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which Kimber has a direct or indirect interest will be subject to all the hazards and risks normally incidental to resource companies, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs. Other risks include injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. The occurrence of any of these operating risks and hazards may have an adverse effect on Kimber’s financial condition and operations.

Although Kimber will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of claims may exceed policy limits, the liability and hazards might not be insurable, or Kimber might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Kimber could incur significant costs that may have a material adverse effect upon its financial condition and operations.

Kimber faces substantial competition from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

The resource industry is intensively competitive in all of its phases, and Kimber competes with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect Kimber’s ability to acquire suitable prospects for exploration in the future.

Mineral exploration is subject to governmental regulations and may become subject to additional governmental regulations in the future. If Kimber is unable to comply with these new regulations, its operations may be adversely affected.

Mineral exploration on Kimber’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. Any mineral exploration activities conducted by Kimber, including commencement of production, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, mining, production, exports, taxes, labour standards, occupation health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies engaged in the operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. All permits required for the conduct of mining operations, including the construction of mining facilities, may not be obtainable by Kimber on reasonable terms which would have an adverse effect on any mining project it might undertake. Additionally, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

To the best of its knowledge, Kimber is and will be operating in compliance with all applicable regulations. However, amendments to current governmental laws and regulations affecting mining companies, or the more stringent application thereof, could adversely affect Kimber’s operations including the potential to curtail or cease exploration programs or to preclude entirely the economic viability of a mineral property. The extent of any future changes to governmental laws and regulations cannot be predicted or quantified, but it should be assumed that such laws and regulations will become more stringent in the future. Generally, new laws and regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new requirements.

Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

Although Kimber is not aware of any claims for damages related to any impact that its operations have had on the environment, it may become subject to such claims in the future. An environmental claim could adversely affect Kimber’s business due to the high costs of defending against such claims and its impact on senior management's time.

Kimber conducts exploration activities in Mexico. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. All phases of Kimber’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors, employees and contractors.

Although Kimber has adopted and is committed to an environmental policy designed to ensure compliance with all environmental regulations currently applicable, environmental hazards may exist on Kimber’s mineral properties, that are not known to Kimber at present, caused by previous or existing owners or operators.

Also, environmental regulations may change in the future which could adversely affect Kimber’s operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations would become more stringent in the future. Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

Although Kimber does not hold any known mineral reserves of any kind, its future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and silver or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond Kimber’s control including international economic and political conditions, expectations of inflation or deflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments, decreased production due to mine closures, and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of base and precious metals, and therefore the economic viability of Kimber’s operations, cannot be accurately predicted.

Depending on the price to be received for any minerals produced, Kimber may determine that it is impractical to commence or continue commercial production.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of Kimber

Kimber Resources Inc., a Canadian junior exploration company, was incorporated on March 31, 1995 by registration of its Memorandum and Articles under the Company Act (British Columbia), as amended effective on April 23, 1998, May 19, 1999, May 21, 2002 and June 3, 2004.

At the Extraordinary General Meeting of Kimber's shareholders held on April 30, 2002, a subdivision of Kimber's Common Shares on a 1.6 “new” shares for one “old” share basis (the “Subdivision”) was approved and the authorized capital of Kimber was increased to 80,000,000 Common Shares effective May 21, 2002. All of the references to Common Shares outstanding throughout this Registration Statement reflect the Subdivision. At the same meeting, the shareholders approved amendments to the Articles to increase the number of Kimber directors to five (5) and to provide for staggered 3-year terms of office for the directors.

At an Extraordinary General Meeting of Kimber’s shareholders held on May 28, 2004, the shareholders approved the adoption of new Articles under the new Business Corporations Act (British Columbia) and the increase in the number of Kimber directors to six (6) from five (5) as well as electing Mr. James J. Puplava to Kimber’s Board of Directors. The adoption of the new Articles became effective on June 3, 2004 upon filing a notice of alteration to the Notice of Articles with the Registrar of Companies on June 3, 2004.

Kimber’s new Articles permit the appointment of an additional director between annual general meetings and on June 28, 2004, Robert A. Quartermain was appointed to Kimber’s Board of Directors.

Kimber became a reporting issuer in the provinces of British Columbia and Alberta on June 5, 2002 and its Common Shares and July 12 Warrants were called for trading on the TSX Venture Exchange on July 16, 2002. Kimber delisted its shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and its shares were listed on the Toronto Stock Exchange (TSX) on June 18, 2004. Kimber is now also a reporting issuer in the Province of Ontario.

The head office and registered and records office of Kimber are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6.

The fiscal and head offices of Minera Monterde, S. de R.L. de C.V. (“Minera Monterde”), Kimber’s wholly owned subsidiary, are located at Arizona 2055, Col Las Aguilas, C.P. 31270, Chihuahua, Chihuahua State, Mexico.

Kimber’s principal capital expenditures since inception relate to its mineral properties in Mexico. At March 31, 2004, Kimber had a balance of $3,902,551 in deferred property costs relating to expenditures on its mineral properties. During the nine months ended March 31, 2004, Kimber incurred $2,174,955 in mineral property acquisition, exploration expenditures on the Monterde Property ($269,262 acquisition; $1,723,459 exploration), the El Coronel Property ($114,400 acquisition), the Setago Property ($1,447 acquisition; $54,195 exploration) and the Oribo Property ($8,775 acquisition; $3,417 exploration).

At June 30, 2003, Kimber had a balance of $1,727,596 in deferred property costs relating to expenditures on its mineral properties. During the fiscal year ended June 30, 2003, Kimber incurred $1,444,300 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($207,594 acquisition; $1,175,305 exploration) and the El Coronel Property ($61,401 acquisition).

At June 30, 2002, Kimber had a balance of $274,673 in deferred property costs relating to expenditures on its mineral properties. During the fiscal year ended June 30, 2002, Kimber incurred $155,273 in mineral property acquisition and exploration expenditures consisting of the Monterde Property ($99,609 acquisition; $28,996 exploration) and the El Coronel Property ($26,668 acquisition).

At June 30, 2001, Kimber had a balance of $119,400 in deferred property costs relating to expenditures on its mineral property. During the fiscal year ended June 30, 2001, Kimber incurred $88,126 in mineral property acquisition, exploration expenditures consisting of the Monterde Property ($67,710 acquisition; $20,416 exploration).

B. Business Overview

Kimber is a British Columbia, Canada junior resource company engaged in the acquisition and exploration of mineral resource properties. Where management determines that it is in Kimber’s best interest, joint venture partners may be sought to further explore and/or develop certain properties. Kimber is in the process of exploring its mineral properties located in Mexico and has yet to determine whether any of these properties contain ore reserves that are economically recoverable. Refer to “Item 4D - Property, Plants and Equipment” for a description of each of these mineral properties.

All of the properties in which Kimber currently holds interests are without a known body of commercial ore. Kimber is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its mineral properties. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

In late 1999, Kimber pursued the acquisition of options on the Monterde Property with the assistance of Thorne International Ltd. (“Thorne”), a Virginia, U.S.A. corporation, and Minera Ayutla, S.A. de C.V. (“Ayutla”), a Mexican corporation. By agreement dated February 18, 2000, (the “Carried Interest Agreement”) entered into between Kimber, Thorne and Ayutla, the parties confirmed the assistance of Thorne and Ayutla and those two parties agreed to give up any rights that they may have had in the Monterde Property and to assist Kimber and Minera Monterde in securing options on the Monterde Property in consideration for a 10% carried interest in the Monterde Property, convertible, following the occurrence of a triggering event (as defined in the Carried Interest Agreement), into 10% of the outstanding Common Shares of Kimber. The triggering event occurred on November 17, 2000, and pursuant to the Carried Interest Agreement the conversion of that carried interest was completed on June 7, 2001 when 60,502 and 242,012 Common Shares were issued to Thorne and Ayutla, respectively. The Carried Interest Agreement also provides that upon the occurrence of the triggering event, Thorne and Ayutla could have exercised a right to acquire an additional combined 15% of the then outstanding Common Shares by exercising their rights as provided in the Carried Interest Agreement. Neither Thorne nor Ayutla exercised its right to acquire the additional interest in accordance with the terms of the Carried Interest Agreement. Thorne and Ayutla have the right to acquire any part of the Monterde Property that Kimber may decide to abandon in the future.

By option agreement dated February 14, 2000, amended by letter agreement dated July 24, 2001 and accepted in July 2001, and by letter agreement dated December 5, 2001 and accepted on December 31, 2001 (the “Group 1 Agreement”) entered into between Minera Monterde, Miguel Orozco Franco and his spouse Griselda Palma Heredia, Minera Monterde was granted an option to acquire a 100% interest in the Group 1 Property. Subsequently, Minera Monterde determined that unregistered interests in the Group 1 Property had been conveyed to Jose Gildardo Estrada Ramirez and Barney Green Lee Portillo and by Acknowledgment and Option Agreement (the “Acknowledgment Agreement”) dated February 13, 2001 entered into between Minera Monterde, Miguel Orozco Franco and his spouse Griselda Palma Heredia, Jose Gildardo Estrada Ramirez, his spouse Lilia Olivia Moreno Urista, Barney Green Lee Portillo and his spouse Susana Alicia Trejo Rubio, Minera Monterde obtained an acknowledgment of the Group 1 Agreement and an option on all of their interests in the Group I Property. By Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 Minera Monterde acquired registered title to the Group 1 Property, subject to reconveyance upon failure to make the payments set out in Table 1.

By option agreement dated February 16, 2000, amended by letter agreement dated July 24, 2001 and accepted on July 31, 2001, and by letter agreement dated December 5, 2001 and accepted on December 28, 2001 (the “Group 2 Agreement”) entered into between Minera Monterde and Carlos Munoz Caballero, represented by Vicente Arturo Caballero Olivas, Minera Monterde was granted an option to acquire a 100% interest in the Group 2 Property. By Sale and Purchase of Mining Concessions Agreement dated June 20, 2003, Minera Monterde acquired registered title to the Group 2 Property, subject to reconveyance upon failure to make the payments set out in Table 1.

By option agreement dated February 14, 2000, amended by letter agreement dated July 24, 2001 and accepted on July 31, 2001, and by letter agreement dated December 5, 2001 and accepted on December 28, 2001 (the “Group 3 Agreement”) entered into between Minera Monterde, Vicente Arturo Caballero Olivas, his spouse Susana Otilia Quevedo Almazan, Maria Estela Caballero de Swanson and Gloria Caballero de Munoz, all represented by Vicente Arturo Caballero Olivas, Minera Monterde was granted an option to acquire an 87.5% interest in the Group 3 Property. Subsequently, by Sale and Purchase of Mining Concessions Agreement dated June 22, 2004, Minera Monterde acquired title to a 100% interest in the Group 3 Property. The Sale and Purchase of Mining Concessions Agreement was submitted to the Mexican Mining Recorders Office in Mexico City on August 27, 2004.

By option agreement dated February 8, 2001 (the “Group 4 Agreement”) between Ismael Quezada Campos and his spouse Francisca Giron Duarte and Minera Monterde, Minera Monterde acquired exploration rights and the option to purchase the Group 4 Property for the payments set out in Table 1. Subsequent to the death of Ismael Quezada Campos, by Sale and Purchase of Mining Concessions Agreement dated June 20, 2003, entered into between Francisca Giron Duarte, the widow and beneficiary of the Estate, and Minera Monterde, Minera Monterde exercised its option and acquired a 100% interest in the Group 4 Property. The registration of the Sale and Purchase of Mining Concessions Agreement in the Mexican Mining Recorders Office in Mexico City is pending.

On November 16, 2000, Kimber entered into an option agreement with Atna Resources Ltd. pursuant to which it granted Atna the option to acquire all of Kimber’s interest in and to the Monterde Property by paying to Kimber a total of US$500,000 in periodic cash payments, incurring a total of US$2,500,000 in exploration expenditures and making all of the payments pursuant to the underlying option agreements between Kimber and the owners of the Monterde Property. In order to exercise its option to acquire Kimber’s interest, Atna had to pay US$4,000,000 on or before the commencement of commercial production and a 3% net smelter royalty on production. Atna had the right to purchase the net smelter royalty from Kimber for a total of US$6,000,000. Atna also entered into a separate agreement with Kimber pursuant to which it agreed to carry out an exploration program costing approximately US$250,000 on the Monterde Property. Atna paid Kimber a total of US$50,000 in option payments, made the payments pursuant to the underlying option agreements and taxes payable on the Monterde Property in July and August 2000 and January and February 2001 and paid Kimber US$261,840 to carry out the exploration program. Atna elected to terminate its option agreement with Kimber effective May 16, 2001.

By option agreement dated August 14, 2001 entered into between Minera Monterde and Cia Minera el Coronel, S.A. de C.V., Minera Monterde acquired the exploration rights and option to purchase a 100% interest in the El Coronel Property. By Sale and Purchase of Mining Concessions Agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Property, subject to reconveyance upon failure to make the payments set out in Table 1.

Table 1

Property Payments

								Total
	Group 1	Group 2	Group 3		Group 4		El Coronel	Payments
Due Date	Property	Property	Property		Property		Property	For Period

	US $	US $	US $		US $		US $	US $

2000 Feb. 14	15,000	3,000	1,500		2,000			21,500

2000 July 27					3,000
2000 Aug. 14	17,000	4,000	2,000					26,000

2001 Jan. 27					4,000
2001 Feb. 14	19,000	4,000	2,000					29,000

2001 July 27					5,000
2001 Aug. 14	19,000	4,000	2,000				7,000	37,000

2002 Jan. 27					7,000
2002 Feb. 14	21,000	5,000	2,500				10,000	45,500

2002 July 27					8,000
2002 Aug. 14	21,000	5,000	2,500				15,000	51,500

2003 Jan. 27					8,000
2003 Feb. 14	54,000	18,000	8,000				25,000	113,000

2003 July 27					10,800

2003 Aug. 14	54,000	18,000	8,000				35,000	125,800

2004 Feb. 14	76,000	24,000	12,000				45,000	157,000

2004 Aug. 14	76,000	24,000	12,000				75,000	187,000

2005 Feb. 14	78,000	25,000	12,400				105,000	220,400

2005 Aug. 14	271,000	56,700	30,500				135,000	493,200

2006 Feb. 14							165,000	165,000

2006 Aug. 14							383,000	383,000
	721,000	190,700	95,400	(1)	47,800	(2)	1,000,000	2,054,900

Notes:

(1)	The payments under the Group 3 Agreement have been paid in full.
(2)	Payments under the Group 4 Agreement have been paid in full.

During the nine months ended March 31, 2004 and for the last three financial years ended June 30, 2003, including the exploration program funded by Atna, Kimber has carried out a program of reverse circulation drilling, trenching and sampling on the Property. As of March 31, 2004, Kimber had incurred $4,347,179 on the acquisition, exploration of the Property, of which Atna funded $444,628.

On July 12, 2002, Kimber closed its Initial Public Offering with Canaccord Capital Corporation. Kimber placed a total of 7,000,000 units at $0.45 per unit for gross proceeds of $3,150,000. Each unit consisted of one share and one transferable share-purchase warrant exercisable at $0.45 until July 12, 2003 and thereafter at $0.55 until they expired on January 12, 2004. Canaccord received 10% of the gross proceeds totaling $315,000 and 1,400,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004. Kimber also issued Canaccord 250,000 Common Shares and paid a sponsorship fee of $30,000.

Following the initial public offering, Kimber completed a brokered private placement of a further 500,000 units at $0.45 per unit. Each unit consisted of one Common Share and one transferable share-purchase warrant entitling the holder to purchase an additional Common Share at a price of $0.45 to July 12, 2003 and then $0.55 until January 12, 2004. Canaccord received 10% of the gross proceeds for a total of $22,500 and was issued 100,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004.

On May 14, 2003, Kimber closed a private placement of 1,765,600 units at a price of $0.45 per unit to realize gross proceeds of $794,520. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase one additional Common Share of Kimber until November 14, 2004 at a price of $0.55. Canaccord acted as agent for the offering, in consideration for which it received an 8% commission payable in cash and share purchase warrants for the purchase of 353,120 shares. Each warrant is exercisable into one Common Share until November 14, 2004 at a price of $0.55. In addition, Kimber paid Canaccord a $4,000 administration fee.

On December 16, 2003, Kimber closed a non-brokered private placement of 1,000,000 units to Puplava Securities Inc., related and other parties at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase one additional Common Share of Kimber for 12 months at a price of $0.80.

On December 16, 2003, Kimber also closed a brokered private placement of 1,000,000 units with Canaccord at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase one additional Common Share of Kimber for 12 months from the date of closing at a price of $0.80. Canaccord received an 8% commission (paid one-half in cash and one-half in units) and non-transferable share purchase warrants for the purchase of 200,000 Common Shares. Each warrant is exercisable into one Common Share at $0.80 for a period of 12 months from the date of issue of the warrant. In addition, Kimber paid Canaccord a $5,000 administration fee.

Significant Acquisitions and Dispositions

Minera Monterde staked two (2) separate early stage exploration properties during the year ended June 30, 2003. These properties, named Setago and Oribo, lie in the Sierra Madre gold belt, approximately 24 and 30 kilometres respectively to the west of the Monterde Property and comprise approximately 5,700 hectares of surface area. With the exception of the payment of annual taxes, the properties require no significant payments as Minera Monterde staked the concessions. The properties cover well-altered Tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide, features which are typical of high sulphidation epithermal systems. Kimber’s geological team in Mexico completed a limited mapping and sampling program on the properties in July 2003, which returned anomalous gold values. Work will continue when crews and funds are available.

C. Organizational Structure

Kimber Resources Inc. beneficially owns all of the corporate participation units in the capital stock of Minera Monterde, S. de R.L. de C.V. Currently, Kimber Resources Inc. holds 2,997 corporate participation units of Minera Monterde and Robert V. Longe, Kimber’s President and CEO, holds three corporate participation units on Kimber’s behalf. The nominal value of the corporate participation units of Minera Monterde is one Mexican nuevo peso each.

Minera Monterde is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock. The business office of Minera Monterde is located at Calle Arizona 2055, Col. Las Aquilas, Chihuahua, 31237 Chihuahua, Mexico. Minera Monterde is the holder of a 100% interest in the Group 3 Property, the Group 4 Property, the Staked Concessions, the Setago and Oribo Properties, and it is the registered owner of the balance of the Monterde Property (Group 1 Property and Group 2 Property – see Table 2 below) and the El Coronel Property located in the Monterde Mining District, southwest of the city of Chihuahua, Mexico, subject to making the payments set out in Table 1.

D. Property, Plants and Equipment

Kimber’s primary objective is the development of the Carmen deposit and the exploration of the rest of the Monterde Property and the adjoining El Coronel Property, both located in the Monterde Mining District in the western part of the state of Chihuahua, Mexico. Kimber’s targets on these properties are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and conventional milling.

Property Description and Location

The Property, located in the Sierra Madre Mountains of southwestern Chihuahua State, is approximately 75 kilometres northwest of Glamis Gold Ltd.’s El Sauzal Project and approximately 50 kilometres southeast of the past-producing Ocampo Mining District. It is located at approximate geographic coordinates 27°35.5' North latitude, 108° 05' West longitude, in Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico.

The Property consists of the Monterde Property and the El Coronel Property and is made up of a total of 23 mineral concessions described in the following Table 2.

Table 2

The Property

Monterde Property

License	License	License
Name	Number	Type	Area in Hectares	Expiry Date

Group 1
Monte Verde	209794	Exploitation	26.0000	08/08/2049
Los Hilos	209793	Exploitation	6.0000	08/08/2049
El Carmen	210811	Exploitation	11.0000	11/29/2049
El Carmen II	209795	Exploitation	22.0000	08/08/2049

Group 2
Anexas de Guazapares	212541	Exploitation	20.0000	10/30/2050
Anexas de Guazapares	212552	Exploitation	18.8947	10/30/2050
Anexas de Guazapares	212542	Exploitation	9.7535	10/30/2050

Group 3
Anexas de Guazapares	112692	Exploitation	90.0000	04/08/2011

Group 4
Ampliacion Guadalupe	209496	Exploration	59.0799	08/02/2005

Staked Concessions
Stratus	219869	Exploration	45.1100	04/24/2009
Dakota	pending	Exploration	80.0 approx(1)	pending
Rubia	pending	Exploration	781.8811	pending
Rubia Fraccion 1	pending	Exploration	23.1149	pending
Rubia Fraccion 2	pending	Exploration	0.4495	pending
Los Abuelos Frac Oeste	218532	Exploration	0.9146	11/21/2008
Los Abuelos Frac Este	218533	Exploration	0.1974	11/21/2008
		Total Area:	1,194.3956 hectares(2)

Notes:

(1)	The concession has been staked and filed with the Mexican Mining Recorders office. Minera Monterde is waiting for the issue of the title documents from the Mexican government.
(2)	Subject to adjustment based on the final determination of the size of the pending concession.

El Coronel Property

La Bonanza	192039	Exploitation	98.2751	12/18/2041
Montaña de Oro	205334	Exploitation	185.0000	08/07/2047
La Verde	217341	Exploitation	195.0000	07/01/2052
La Flor de Oro	217342	Exploitation	148.1485	07/01/2052
San Cristóbal	217344	Exploitation	196.1159	07/01/2052
El Carmen	217345	Exploitation	10.8835	07/01/2052
Merlin	217346	Exploitation	3.9176	07/01/2052
La Morena	217348	Exploitation	53.5533	07/01/2052
La Malinche	217347	Exploitation	248.1107	07/01/2052
Bola de Oro	216991	Exploitation	100.6203	06/04/2052
Venadito II	217349	Exploitation	167.8195	07/01/2052
		Total Area:	1,407.4444 hectares

All taxes on the concessions making up the Property have been paid and are current. Property payments on the Monterde Property and the El Coronel Property were made as required in January, February and August 2003, and February 2004. At March 31, 2004, the following amounts remain to be paid in respect to the option agreements:

Group 1 Property	US $425,000
Group 2 Property	US $105,700
El Coronel Property	US $863,000
Total	US $1,393,700

Figure 1

Figure 2

Figure 3

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Property is by approximately 230 km of paved highway from Chihuahua, the regional centre and nearest airport, to end-of-pavement at San Rafael. The approximately 30 km of dirt road from San Rafael to Monterde is of varying quality, moderate to poor. It is impassable by tractor-trailer units because of hairpin turns, and to automobiles because of the irregularity of the surface, but light trucks and SUVs have no problems. The road is heavily utilized by single-axle logging trucks.

A modern, standard gauge rail line passes through San Rafael to the Pacific Ocean ports to the west and the national network to the east.

There is excellent access by unpaved roads within the Property, particularly in the area of defined mineral resource and its projected extension.

Creel, with a population of approximately 3,200, is the closest town having a full service infrastructure base. Creel is approximately a two and one half-hour drive east-northeast from the Property via San Rafael.

The region is one of deeply incised plateau with elevations ranging from 2,000 metres to over 2,400 metres. Topography is locally steep, with a relatively high density of canyons and watercourses. Numerous annual streams traverse the area. The Monterde area is forested with a variety of conifers; the predominant specie is Ponderosa pine. Arbutus is locally seen. Other tree species include oak, alder, and various poplars. Shrubs include manzanita, magnolias, wild rose and numerous additional plants. Two plant types of limited distribution are maguey and cacti, noted at scattered locales.

Fauna in the area includes black-tailed jackrabbits, cottontail rabbits, mice, white-tailed deer, and possibly mule deer. Cougars, bobcats, and ubiquitous coyote represent carnivorous animals. Reptiles include rattlesnakes, king snakes, bull snakes and corn snakes. Lizards exist in abundance.

The climate is marked by dry, cold winters and a distinct rainy season. During the winter, Monterde receives snow to depths of one metre on occasion. Most of the snow falls from December to mid-February. Temperature during the winter is variable, daytime highs range from 0 to 20 degrees Celsius, morning lows from -20 degrees to 5 degrees Celsius. Temperatures during the summer, or rainy season, are moderate and range from 10 to 20 degrees Celsius. Kimber believes there is adequate ground water available for future operations.

The rainy season typically begins in May or June and continues until late September to October. Roads are passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms are dependent on the severity of the hurricane season in the eastern Pacific Ocean. The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental. Spring and fall are generally cool and mild.

Numerous streams are present and water supply should not be a problem. Provision may have to be made for some storage. There is good local infrastructure centred on Creel, the local centre for supply. Abundant labour is available locally from Creel and the surrounding small towns and villages. The region has a history of mining and the people are familiar with it and see it as an attractive way of earning a living. Electricity is available from a major electrical power line (thought to be 250KV) that was constructed in 2000 through San Rafael. A substation and approximately 30 kilometres of line will be required.

History and Previous Work

Historic reports, copies of which have been obtained by Kimber, indicate production of gold and silver ores from the Monterde Property was underway during the period 1937 to 1944. The reports indicate that the production was from two underground mines located on adjacent shears and total ore production was 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver at a cut off grade of 15.0 g/t gold. The historic records indicate all of the ore produced was oxide and mining depths were greater than 250 metres vertical.

The early reports state that the ore was processed in a 25 ton per day mill and gold and silver were extracted through cyanidization. Based on the production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85% to 90% and silver recovery at 65% to 70%.

The records indicate that the mine shut down in June 1944. Minor production of 1,810 tons was credited from July 1944 to October 16, 1944. Historic data states that the mine shut down due to a variety of factors, but not because of a lack of ore.

Modern exploration on any part of the Property began in 1994 when it was optioned by Pandora Industries Inc. (“Pandora”) of Vancouver, British Columbia. Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, British Columbia and commenced surface exploration. The program results were encouraging and prompted the project geologist, Harold Jones, P.Eng., to recommend a drill program targeted at the historic underground mine. However, the joint venture was dissolved prior to drilling.

Golden Treasure Explorations Inc. optioned the Monterde Property in June 1998, and initiated an exploration program consisting of mapping and rock chip sampling. The results were positive and drilling was recommended. The first ever drilling of the Monterde Property commenced in early December 1998 under the direction of Alan Hitchborn, now an officer of Kimber. Approximately 760 metres in eight drill holes (MTR-01 through MTR-08) were completed shortly after. Assay results were favourable, but in late summer, 1999, Golden Treasure failed to make the required option payments under the option agreements with the vendors and relinquished control of the Monterde Property.

In the fall of 1999 Kimber began negotiations with the owners of the Monterde Property. Option agreements between Minera Monterde and the owners were signed in February 2000.

Regional Geology

The Sierra Madre Occidental mountain range is a region of northwest trending volcanic intrusive centres and scattered calderas approximately 1,250 kilometres long and 250 kilometres wide, Tertiary to Late Cretaceous in age. The geology is notable for the tremendous thickness of pyroclastics ranging in size from dust to boulder tuffs on an andesite basal unit, all on a basement of Jurassic marine sediments. The Sierra Madre Occidental mountain range is recognized as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults. On the west the Sierra Madre is bounded by the Sonora Basin and Range Province and on the east by the central Mexican carbonate platform.

Three crudely defined stratigraphic units comprise the lithologic sequences. The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence ("LVS"), approximately 1,000 metres thick. At the base of the LVS, the lithologies are predominately andesite flows and hypabyssal porphyry intrusives. The LVS is unconformably overlain by a thick series of latitic tuffs, the Upper Volcanic Sequence ("UVS"). These units are Tertiary, possibly Oligocene in age.

Property Geology

The Monterde Mining District is emplaced in a volcanic complex typical of the Sierra Madre Volcanic belt.

The host lithologies are slightly welded to welded tuffs, intermediate in composition, intruded by variably altered comagmatic dikes. The rocks lowest in the sequence, exposed below any known mineralization are andesitic in composition. In some cases they are very strongly clay-altered.

The volcanic complex is localized at the intersection of two regional scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement. At the deposit scale, the controls on gold-silver mineralization reflect the regional right lateral strike slip shear system.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stockwork, and iron oxides. Gold and silver mineralization is hosted in all of the stated alteration styles except propylitic and silicic. The mapped alteration assemblages and quartz vein morphology suggests that the Carmen deposit is located in the upper levels of the hydrothermal system.

The system is characterized as a “low sulphidation epithermal”. The deposit is oxidized to a depth of at least three hundred metres.

Figure 3 is a geologic map showing the areas where drilling (on the Carmen and elsewhere) has been taking place. Also shown are exploration targets, which have yet to be drilled.

Lithology

The volcanic complex that hosts the Monterde District is composite in nature. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks. Any discussion of the compositional classification of the following lithologies is limited to hand sample description. No petrographic studies have been completed; therefore, compositional classification is based on hand sample phenocryst mineralogy.

Intermediate Rocks: Lower Volcanic Series (LVS)

The lowest outcropping lithologies of the complex are porphyritic intermediate rocks. Phenocryst content consists of plagioclase euhedra, and well-formed hornblende phenocrysts. The groundmass is aphanitic, grey to dark grey when fresh, greenish grey when propylitically altered. Based on phenocryst mineralogy, the intermediate rocks would be classified as andesite, which occur as flows and perhaps minor tuffaceous rocks.

Outcrops of the andesitic lithologies are mapped south and west of the deposit area, they do not outcrop on the area covered by drilling. The rocks rarely occur completely fresh. Most outcrops exhibit some propylitic alteration. Supergene argillization present in some outcrops is the result of oxidation of pyrite, which was emplaced with the propylitic alteration event. Sparse quartz veins are also noted in some areas. No sampling has been conducted on these exposures.

Tuffaceous Rocks: Upper Volcanic Series (UVS)

Overlying the basement andesite is a series of three tuffaceous lithologies generally latitic in composition. The contact between the tuffaceous rocks and the underlying andesite are assumed to be unconformable. Measured dips on the tuffs are gentle, 5 to 10 degrees southeast. This series of tuffaceous lithologies hosts the gold-silver mineralization in the Monterde District.

The lowest unit is white to light grey, slightly to moderately welded, fine-grained lithic tuff. The lithic tuff contains fragmentals of the parent tuff lithology and fragments of the underlying andesitic lithologies. Phenocryst mineralogy suggests a latite composition for these tuffs. Phenocrysts consist of plagioclase, sanidine, quartz, and occasional biotite. In some occurrences of biotite, it is not clear if the biotite is primary or secondary and related to alteration. The groundmass is generally fine to medium grained. Where welding is more pronounced, the groundmass exhibits eutaxitic texture. The andesitic lithic component of this unit is fine-grained. Most lithic fragments are smaller than 2.5 centimetres in the largest dimension.

The next unit in the tuff series is a coarse-grained lithic tuff or “breccia tuff”. The designation, ‘coarse grained’ is derived from the larger size of the andesite lithic fragments present in the unit. The andesite lithic fragments range in largest dimension from less than 2.5 centimetres to over 2 metres. At some mapped localities, the amount of andesite lithic component present in the tuff gives the rock the appearance of lahar. The coarse grained lithic tuff has the same phenocryst composition as the fine-grained lower tuff unit and would be termed a latite on this basis. The degree of welding present is mostly moderate to slight.

Capping the coarse grained lithic tuff is a welded tuff that displays distinct layered textures. This unit has the same phenocryst composition as the two underlying tuff units. Minor andesite lithics are present in the unit.

Quartz Feldspar Intrusive: Pre-Mineralization (UVS)

Outcrop of pre-mineralization intrusive is present west and northwest of the Carmen deposit. This lithology occurs as plugs and dikes intruding the tuffaceous lithologies. Phenocryst content is composed of plagioclase, quartz, sparse sanidine, and minor biotite. The groundmass is aphanitic. Based on phenocryst mineralogy, the interpretation is that this intrusive lithology is comagmatic with the tuffaceous rocks.

The pre-mineralization intrusive is variably altered. The most notable alteration style is hematization of the groundmass. A clay mineral, possibly sericite, is on occasion seen to replace plagioclase phenocrysts.

Flow Dome Complex, Post-Mineralization

This category of lithologies includes three distinct but probably related intrusive phases. All three phases are fresh and exhibit no hydrothermal alteration. Deuteric alteration is present in some localities. The intrusive rocks included in this category consist of flow-banded domal rocks, pink flow banded very fine-grained domal rocks, and obsidian dikes.

The domal rocks occur southwest of the deposit area. These rocks are characterised by abundant spherical lithophysae, flow banding, and clear non-mineralised quartz veins. Auto-brecciation of the flow textures is common. Multiple intrusive phases are present and consequently, this category includes some lumping of lithologies. These rocks are categorised as rhyolite based on the quartz-sanidine phenocryst mineralogy.

No sequence of emplacement is implied in the following discussion on the three intrusive phases noted above.

Mapped exposures of the pink, flow banded, very fine-grained domal rocks and associated obsidian dikes occur in fault and intrusive contact with altered tuffaceous lithologies northwest of the Carmen deposit. Outcrop of the domal rocks is seen on the small hill northwest of the Carmen deposit. Exposures sometimes exhibit a vitrophyric margin and base where the domal rocks are extruded and contact the underlying tuffs as a flow. The obsidian dikes are interpreted as apophysis from the main domal body. The phenocryst mineralogy is primarily quartz and sanidine. This assemblage would suggest a rhyolite classification for these rocks. These rocks are plainly post mineralization as the contact with the underlying tuffs is marked by a weathered horizon consisting of earthy hematite with occasional specularite.

Structure

Primary structural control of the Carmen deposit is a northwest striking, northeast dipping shear zone with both right lateral movement and normal displacement. The setting is in a half-graben or pull-apart basin. Splays branching off the main shear are evident and are related to the extension of the half graben. The intersection of north-striking normal faults with the shear features contributes to the localization of the gold-silver mineralization, which is present on all of the noted structures.

The Las Minitas Basin target features structural control dominated by a northeast striking left lateral shear zone (The Dome Fault). This northeast-striking shear is interpreted to be a structure related to the major northwest structural trend. The northwest striking El Orito Norte shear is taken to be a resumption of the major structural trend. How the northwest striking El Orito Sur and Veta Las Minitas structures fit into the picture is unclear at present.

Alteration & Mineralization

The earliest alteration event is propylitic alteration mostly confined to the footwalls of the Carmen and Las Minitas Shear Zones. Greenish brown chlorite is seen to replace biotite phenocrysts of the various tuffaceous lithologies. Additionally, the groundmass of the tuffs is greenish brown suggesting chloritic replacement of groundmass constituents. Propylitic alteration does not host gold and silver mineralization.

Two areas of silica replacement are mapped in the Carmen Shear Zone. These exposures are typically white to very light grey, forming resistant, cliff-like outcrop. Silica replacement is not gold-silver bearing.

Two styles of phyllic alteration are mapped in the target areas. One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Las Minitas Shear Zones. This style of phyllic alteration, which manifests as sericite replacement of plagioclase phenocrysts, may be related to the lead-zinc mineralization. Phyllic alteration also occurs as cross cutting, fracture-controlled coatings of clay minerals, probably sericite-illite. This implies that two separate phyllic events are present. Both styles of phyllic alteration host gold and silver mineralization.

Silica-hematite breccias commonly outcrop along gold and silver mineralized structures and are encountered in the drilling. These breccias typically are greyish, exhibiting multiple pulses of silica as matrix filling, quartz veins and breccia cement. Hematite occurrence is seen as fracture fillings, stains, and disseminations. Rock chip sampling and drilling establishes that silica-hematite breccias host gold and silver mineralization.

Argillic alteration ranges from incipient to pervasive. Incipient argillic alteration is marked by the replacement of plagioclase phenocrysts by clay. Progressing further, argillic alteration replaces the groundmass of the altered lithology and taken to the extreme, results in a rock that has undergone complete textural destruction.

Iron oxides mapped include hematite, goethite and limonite. Hematite is defined as dark red stain or coating on rock surfaces, identified by a red streak on a porcelain plate. Goethite is defined, on a hand sample basis, as brownish to brown red iron oxides. Limonite is defined as yellow to orange iron oxides.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive. Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low. Gold is not associated with massive (i.e. unbrecciated) silicification. No gold has been seen and there is no known placer associated with the Monterde District.

Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Property is classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold - silver deposit. The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests the deposit is high in the hydrothermal regime. Compared to other deposits hosted in similar geologic settings, the Carmen deposit should have greater than 500 metres of down dip extent.

Exploration

RC Drill Program

176 reverse circulation (RC) holes had been drilled on the Property to June 10, 2004. Eight (8) holes were drilled by Golden Treasure, while the remainder by Kimber. One of Golden Treasure’s holes, MTR-04 was lost at a shallow depth and is not included in the database, for an effective total of 175 RC holes totaling 25,737 metres in depth. The metres drilled by zone, including the Golden Treasure drilling is: Carmen 147 holes, 21,734 metres, La Veta Minitas, 24 holes, 3,407 metres, El Orito, 2 holes, 176 metres and the Da Nada zone with 2 holes drilled over 420 metres. The holes range from 44 to 300 metres in depth.

Company personnel surveyed the drill collars with differential Global Positioning System (GPS). Down-hole deviation surveys were completed by a contractor or Company personnel on all holes deeper than 66m, which remained open after the drill pipe had been removed. In some cases, holes collapsed before the deviation survey could be done.

The drill samples were collected on 2 metre intervals and assayed by Chemex in North Vancouver, British Columbia following sample preparation at their laboratory in Hermosillo, Mexico.

A series of duplicates, blanks, and reference samples served for quality assurance and quality control.

All field operations are under the direction of A.D. Hitchborn, B.Sc., and Vice-President, Development of Kimber.

J. Byron Richards, P. Eng., Vice-President, Engineering is responsible for Quality Control and is the designated Qualified Person.

Significant intersections from all the drill programs can be found in Kimber’s news releases on its website at www.kimberresources.com and are filed on SEDAR at www.sedar.com.

Metallurgy

Two metallurgical studies were completed in 2003: A program of cyanide assays in June and a second program including flotation and gravity separation and cyanide leaching in November.

The objective of the cyanide assay program was to map variations in the response of gold and silver mineralization to cyanide leach solutions. 150 gold and silver bearing samples from 11 drill holes over the length and depth of the Carmen deposit that had been previously assayed for gold and silver were re-assayed by cyanide leaching, with the leached tails assayed by normal assay methods to allow gold and silver recoveries to be calculated. Gold recovery was found to not vary significantly and was very good, averaging 95.8%, ranging 60 to 99.8%. Silver recovery varied over a wider range, from 15% to 87% with a very strong correlation between recovery and grade and depth. The best grades have the best recovery and are closest to surface. The grade-weighted recovery of silver in the upper 100m of the resource is 55%. The silver: gold ratio of this material averages 95:1 while the deeper material averages 28:1 with silver recoveries as low as 13%.

The objective of the second program was to determine, on a scoping scale, whether or not there would be an economic advantage in milling some of the better grade material, or if it should all be heap-leached. Two composite samples of material from the reverse-circulation drill cutting were prepared, one moderate grade, and one low-grade. The test work was done by Process Research Associates in Vancouver, British Columbia under supervision of Laurion Consulting Inc. (“Laurion”), also of Vancouver, British Columbia.

The two composites were separated into several sub-samples and ground in a bench-scale mill to several different grind sizes. The pulps were subjected to flotation and gravity concentration. The flotation and gravity tails were cyanide leached. The test work indicated that a saleable concentrate could be made by flotation or gravity concentration from the moderate grade material, but not from the low grade. The overall recoveries by milling with gravity concentration and cyanidation of tails would be about 97.2% for gold and 95.4% for silver, with the flotation / cyanidation combination yielding 93.2% and 93.6% recoveries for gold and silver respectively. The whole rock cyanidation of the low grade composite gave recoveries of 80% and 42% for gold and silver respectively.

In a separate report analyzing the results of the test work, Laurion concluded that material grading above 100g/T silver would probably be best treated in a mill, material below 0.25g/T gold and 50g/T silver would be waste, and that material between these two limits would probably be heap-leached.

The reader is reminded that these were scoping tests, and that a full program will be required to develop the process flow-sheet and firm up the metallurgical performance.

Detailed metallurgical work continues. In the meantime, based on the results obtained from the samples provided, it is believed by Laurion that the recoveries used for the Scoping Study (July, 2003) 80% for gold and 50% for silver, are overall probably conservative.

Gold Equivalence of Silver

The gold equivalence of silver is useful for comparing assay intercepts on a particular property. It is calculated by taking into account the projected gold and silver prices and recoveries. In a full analysis it would include all costs related to the production of each metal, including refining charges, freight and security etc. At the present time Kimber is of the opinion that $375/oz gold and $5.00 silver are appropriate numbers and the best available estimates of metal recoveries are 75% for gold and 55% for silver. On this basis, an ounce of gold is worth $375 X .75 = $281.25, and an ounce of silver is worth $5.00 X .55 = $2.75 for a ratio of $281.25/$2.75 = 102.2:1, or approximately 100:1 for convenience.

Trenching

Approximately 465 metres of trench were cut in six trenches of the exploration targets, Las Minitas and El Orito areas of the concessions in 2002. In 2003 a further 1,545 metres in 17 trenches were cut in the Las Minitas area and two new alteration zones, the Veta Minitas and De Nada zones, which were located in 2003 (See Figure 3). Only those trenches for which assays have been received are posted. The trenches were mapped and sampled by Kimber crews. Sampling was done by continuous chip sampling on lines marked on outcrop face with samples 1 to 3 metres long. Approximately 7 kg of chips were taken over each sample interval. Assaying of the chip samples was dealt with under the same assay protocol as the RC chips, except that no sample duplicates or standards were included.

Anomalous gold values in the trench samples confirm the Las Minitas and El Orito structures as being mineralized. Zones with gold in excess of 100 parts per billion (ppb) are of interest as drill targets. The RC drill results from the Las Minitas and Veta Minitas zones reinforce their value.

Setago and Oribo Properties

The Setago Property lies approximately 24 kilometres to the west of Monterde and consists of one concession covering a rectangular area of 3,000 hectares (5 x 6 kilometres). With the exception of annual taxes, the property requires no significant payments as Kimber staked the concession. The property covers well-altered Tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide, features which are typical of high sulphidation epithermal systems. Kimber’s geological team in Mexico completed a limited mapping and sampling program on the property in July 2003 resulting in anomalous gold values. Work will continue when crews and funds are available.

Kimber also staked the Oribo Property. This property is located approximately 30 km west of Monterde and is comprised of 2,700 hectares of surface area. A program of very limited reconnaissance sampling returned assays up to 2.75 g/t gold. Work will continue when crews and funds are available.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of Kimber for the nine months ended March 31, 2004 and each of the years in the three-year period ended June 30, 2003 should be read in conjunction with the financial statements of Kimber included in “Item 17 - Financial Statements”. Kimber’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material differences between Canadian and U.S. GAAP, as applicable to Kimber, are set forth in Note 13 to the financial statements of Kimber included in “Item 17 - Financial Statements”.

This section contains forward-looking statements involving risks and uncertainties. Kimber’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part “Item 3 D - Risk Factors”.

A. Operating Results

Kimber has financed its operations principally through the sale of its equity securities. As Kimber does not have any producing mineral properties, its only revenue source is interest income earned from amounts on deposit, offsetting a portion of the administrative operating expenses. Interest income earned is dependent on the amount of funds available for deposit and changes in the interest rates. Unless Kimber is able to obtain additional funds through the sale of its equity securities, the amount of interest income earned is expected to decrease as Kimber continues exploring its mineral properties.

Nine Months Ended March 31, 2004 Compared to Nine Months Ended March 31, 2003

Kimber’s net loss for the nine-month period ended March 31, 2004 was $1,006,880 or $0.05 per Common Share compared with $341,559 or $0.02 loss per share for the same period ended March 31, 2003. Kimber experienced an increase in net loss of $665,321 primarily as the result of recording stock option expenses of $343,322 compared to $0 in the nine months ended March 31, 2003 in accordance with the new stock-based compensation policy required by the Canadian Institute of Chartered Accountants. This is a non-cash expense and does not affect Kimber’s operations.

Kimber had a loss from foreign exchange of $28,821 during the current period as opposed to a gain of $1,698 in 2003. The loss is from funds advanced to Mexico that have lost a portion of their value due to short-term fluctuations in the Mexican nuevo peso relative to the Canadian dollar.

Investor relations and shareholder communications expenses of $127,492 (2003 - $91,806) were larger primarily as a result of attending additional investment conferences to create greater investor awareness during the period with more Kimber representatives. Participating in these shows has also caused Kimber’s travel and accommodation expenses to rise from $20,968 in 2003 to $61,490 during the period.

The office and miscellaneous expenses for Kimber increased to $57,018 from $27,766 because of higher printing costs and insurance premiums on various policies.

The rent expense for the head office increased to $27,398 in the nine-month period ended March 31, 2004 from $24,995 in the comparable period ended 2003 as the result of leasing additional premises to accommodate new employees and contractors.

Salary and benefits expenses increased in the current period to $342,170 from $105,035 in the period ended March 31, 2003 due to growing administrative demands that have increased with Kimber’s activities.

Working capital increased to $5,061,970 on March 31, 2004 from $1,225,739 on March 31, 2003 primarily as the result of increased available cash of $4,976,131 from the exercise of warrants.

Year Ended June 30, 2003 Compared to Year Ended June 30, 2002

Kimber’s net loss for the year ended June 30, 2003 increased to $513,627 or $0.04 per Common Share compared to a loss of $125,308 or $0.03 per share for the year ended June 30, 2002. The loss in the year ended June 30, 2003 reflects the expenses of $565,796 exceeding investment revenue of $52,169. The expenses for the year relate primarily to the day-to-day operations of Kimber and the costs associated with Kimber’s IPO, including interest expense of $25,000 for a bridge loan made to Kimber pending completion of the IPO. In addition, Kimber paid down current liabilities totaling net $344,706 during the year.

Working capital of Kimber increased from ($255,031) on June 30, 2002 to $1,369,434 on June 30, 2003. Cash available increased to $1,172,533 as at June 30, 2003 from $45,521 at June 30, 2002.

Amounts receivable increased during the year to $208,644 from $72,909 primarily as a result of expenditures containing Goods and Services Tax (GST) input tax credits and IVA tax (value added tax similar to GST) paid on expenditures in Mexico. Subsequent to the year-end, Kimber received notice from Canada Customs and Revenue Agency that the GST input tax credits have been approved for payment. Also subsequent to the year-end Kimber’s Mexican subsidiary received a payment from the Government of Mexico for its IVA.

Acquisition costs totaling $268,995 incurred in the year ended June 30, 2003 ($126,277 in 2002) in respect to the payment of option payments and concession taxes on account of the Monterde and the El Coronel concessions. In addition, Kimber incurred deferred exploration costs totaling $1,175,305 during the year ($33,034 in year ended June 30, 2002) primarily on drilling ($310,274), geological ($220,810) and assays ($118,324). Kimber also reimbursed Atna Resources Ltd. a total of $36,316 during the year: $8,623 for advances made to Kimber for exploration expenses completed during the fiscal year ended June 30, 2001 and $27,693 as a reimbursement for IVA tax applied for and received on their behalf.

During the year ended June 30, 2003, Kimber expended $81,318 ($5,216 in year ended June 30, 2002) on the purchase of capital assets consisting primarily of a service vehicle and other equipment associated with the exploration of the Monterde Property.

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

Kimber’s net loss of $125,308 or $0.03 per Common Share for the year ended June 30, 2002 reflects the expenses of $191,855 and a gain from a settlement of accounts payable of $66,547 exceeding the interest revenue of $160 for the period compared to the loss of $289,833 or $0.09 per share during the year ended June 30, 2001. The expenses for the period relate primarily to the day-to-day operations of Kimber and the completion of the administration of the November 16, 2000 exploration program carried out for Atna. Kimber had significant reductions in expenditures including professional fees and management fees. The sale of assets during the year ended June 30, 2001 resulted in a loss of $96,404.

Working capital deficiency of Kimber increased from $229,652 on June 30, 2001 to $255,031 on June 30, 2002. Cash available increased to $45,521 as at June 30, 2002 from $26,045 primarily from loans made to Kimber.

During the period ended June 30, 2002, Kimber completed the exploration program on the Monterde Property for Atna at a cost of $155,273 and Atna paid Kimber $32,341 for project management. Total deferred costs on mineral properties increased from $119,400 at June 30, 2001 to $274,673.

During the period, Kimber issued shares for a total of $387,391. Total liabilities of Kimber increased from $330,206 in June 2001 to $399,838 on June 30, 2002 due to loans and accrued payables relating to the IPO.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

The operating results of Kimber for the fiscal year ended June 30, 2001 reflect the ongoing costs while attempting to obtain full funding for the exploration of the Monterde Property and the costs related to entering into and administering the November 16, 2000 option agreement with Atna. Pursuant to such option agreement, Kimber entered into a separate agreement with Atna dated November 16, 2000, whereby Kimber agreed to manage and carry out the exploration program on the Monterde Property for Atna. A total of $406,394 was expended on exploration and Atna paid to Kimber a total of $420,910 for carrying out the exploration program. The net loss for the year ended June 30, 2001 was $289,853 as compared with a net loss of $88,175 for the year ended June 30, 2000.

Working capital deficiency of Kimber increased from $11,823 on June 30, 1999 to $36,272 on June 30, 2000. Cash available increased to $9,890 as at June 30, 2000 from $1,529 at June 30, 1999.

The expenses for the fiscal year ended June 30, 2001, amounting to $289,853 compared with $88,278 for the year ended June 30, 2000, also reflect the loss of $96,404 on the sale of investments.

During the fiscal year ended June 30, 2001, Kimber completed private placements of an aggregate of 24,000 Common Shares at $0.21875 per share for net proceeds of $5,250. Kimber also issued 302,515 Common Shares at a nominal price of $0.21875 per share pursuant to the Carried Interest Agreement to acquire Thorne and Ayutla’s combined 10% carried interest in the Monterde Property. In addition, Kimber’s indebtedness to shareholders for loans made by them rose to $99,575 as at June 30, 2001, as compared to $33,169 as at June 30, 2000.

Revenues were negligible in both the year ended June 30, 2000 and the year ended June 30, 2001. Expenses in the year ended June 30, 2000, amounted to $88,278 and were attributable to the costs associated with the acquisition of the options on the Monterde Property and general day-to-day operating expenses compared with expenses of $289,853 for the year ended June 30, 2001.

During the fiscal year ended June 30, 2000, Kimber issued 1,200,000 Common Shares to individuals who are now officers of Kimber at a price of $0.00625 per share, which shares were held in escrow and an aggregate of 560,000 Common Shares by way of private placements at a price of $0.15625 per share for net proceeds totalling $95,000. The shares deposited in escrow (released April 30, 2004). During the year ended June 30, 2001, the total indebtedness to shareholders of Kimber increased from $33,169 as at June 30, 2000 to $99,575.

B. Liquidity and Capital Resources

Kimber is presently exploring its properties for sufficient mineral reserves to justify production. None of Kimber’s properties are yet in production and consequently do not produce any revenue. As a result, Kimber’s ability to conduct operations, including the acquisition, exploration of mineral properties, is based completely on its ability to raise funds, primarily from equity sources. While Kimber believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations beyond then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of Kimber to obtain additional financing to complete its exploration and upon future profitable production or on sufficient proceeds from disposition of such properties.

Kimber will have to obtain financing in the future primarily through equity financing, and/or debt financing. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties.

Over the next twelve months, Kimber’s Property payment obligations on properties in which it has interests in total approximately US$446,400. The assessment requirements to hold entire claim blocks are discretionary and it is customary to drop claims on ground following exploration and to focus on key ground. Similarly, work commitments under option agreements are assessed following exploration. As is customary in exploration stage companies, Kimber, in order to meet its obligations, will continue its efforts to seek additional financings including further farm out opportunities.

For the nine months ended March 31, 2004 and 2003, Kimber incurred losses of $1,006,880 and $341,559, respectively. For the years ended June 30, 2003, 2002 and 2001, Kimber incurred losses of

$513,627, $125,308 and $289,833, respectively. Kimber’s loss from operations is part of a material trend, which Kimber expects will continue for the foreseeable future. Kimber’s financial success will be dependent upon the extent to which its properties are placed into production, which can take many years to complete and consequently, the certainty of resulting income is impossible to determine.

At March 31, 2004, Kimber had working capital of $5,061,970 (March 31, 2003 - $1,225,739) and no long-term indebtedness. The change in working capital is the result of increased available cash of $4,976,131 compared to the nine-month period in the previous year (2003 - $1,054,501). In the current fiscal period Kimber received $5,218,318 from the exercise of warrants, $69,000 from the exercise of stock options and two private placements that netted $1,306,307.

Kimber had a working capital surplus (deficiency) of $1,369,434 at June 30, 2003 compared to $(255,031) at June 30, 2002 and $(229,652) at June 30, 2001.

Current liabilities increased to $353,875 as at March 31, 2004 from $55,132 on June 30, 2003. This was due in large part to drilling and assays performed on the Monterde Property. Also, option payments for the Group 3 claims were accrued but not paid under the terms of the Group 3 Agreement. All Group 3 Property payments have subsequently been made.

Kimber generates cash flow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of Kimber’s share price falls due to market conditions.

Share capital increased cash inflows by an aggregate $6,619,805 through the issuance of 11,844,730 Common Shares during the nine-month period as follows:

	Number of Shares	$
Balance, June 30, 2003	15,175,084	4,299,265
Private placements	2,040,000	1,306,307[1]
Exercise of warrants	9,651,397	5,218,318
Exercise of options	153,333	69,000
Balance, March 31, 2004	27,019,814	10,919,070
Notes:
1Net of share issuance costs of $121,693

Amounts receivable ended the period higher although there were several significant reductions. Firstly, Minera Monterde received $91,723 in refund payments from the Government of Mexico for IVA Tax and future receivables from this source are down $33,275 since the beginning of the period. In addition, amounts receivable from the Government of Canada for Goods and Services Tax (GST) has declined $45,243 to $19,727. The transaction that increased the amounts receivable was an advance payment made to the Government of Mexico to acquire three fractional claims within the Monterde Property that were not previously under title of Minera Monterde. Kimber was successful in acquiring the claims and $54,637 remaining from the advance is receivable from the Government of Mexico.

Prepaid expenses increased $185,098 during the nine-month period. The primary reason for the change was a $165,981 deposit paid for the exploration camp being constructed at the Monterde Property.

Kimber made equipment purchases of $95,270 during the nine-month period ended March 31, 2004. These purchases comprised of $19,784 for the purchase of computer equipment ($14,343) and software ($5,441) in Canada. Purchases in Mexico totalled $77,286 including $22,483 for a 1.5 ton Ford flatbed truck, $17,652 for a weather station and $34,007 for camp and field equipment. The truck was necessary for moving equipment and samples in the field. The weather station is required to gather environmental data for permitting and will form part of the “base line” studies for the planned feasibility study.

Acquisition costs of $383,662 were incurred in respect to the payment of option payments and concession taxes on account of the Monterde ($269,262) and the El Coronel ($114,400) concessions. This amount includes the acquisition of three fractional claims that are within the Monterde Property but were not previously under title of Kimber. Future acquisition expenditures on these new claims will be marginal as there are no property payments and minor annual taxes.

On May 14, 2003, Kimber closed a private placement of 1,765,600 units at a price of $0.45 per unit to realize gross proceeds of $794,520. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase one additional Common Share of Kimber until November 14, 2004 at a price of $0.55. Canaccord acted as agent for the offering, in consideration for which it received an 8% commission payable in cash and share purchase warrants for the purchase of 353,120 Common Shares. Each warrant is exercisable into one Common Share until November 14, 2004 at a price of $0.55. In addition, Kimber paid Canaccord a $4,000 administration fee.

On December 16, 2003 Kimber closed a non-brokered private placement of 1,000,000 units to Puplava Securities Inc. and related and other parties at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase one additional Common Share of Kimber for 12 months at a price of $0.80.

On December 16, 2003 Kimber also closed a brokered private placement of 1,000,000 units with Canaccord at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase one additional Common Share of Kimber for 12 months from the date of closing at a price of $0.80. Canaccord received an 8% commission (paid one-half in cash and one-half in units) and non-transferable share purchase warrants for the purchase of 200,000 Common Shares. Each warrant is exercisable into one Common Share at $0.80 for a period of 12 months from the date of issue of the warrant. In addition, Kimber paid Canaccord a $5,000 administration fee.

Kimber had no long-term debt as of March 31, 2004 and no significant expenditure commitments unrelated to exploration activities.

At March 31, 2004, the outstanding stock options and share purchase warrants represented a total of 4,636,190 shares issuable for a maximum of $3,453,558 if these securities were exercised in full. The exercise of these securities is completely at the discretion of the holders and Kimber has had no indication that any of these securities will be exercised, if at all.

Kimber’s current working capital position provides sufficient liquidity for its short-term requirements.

C. Research and Development, Patents and Licenses, Etc.

Kimber’s main activity is the exploration of its mineral properties (see “Item 4D - Property, Plants, and Equipment”) and it does not engage in conventional research and development. It has not incurred research and development expenses or adopted research and development policies.

D. Trend Information

Kimber’s main activity is the exploration of its mineral properties and it has no production, sales, or inventory in the conventional sense. Kimber’s financial success will be dependent upon the extent to which it can demonstrate mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by Kimber is largely dependent upon factors beyond Kimber’s control such as the market value of the metals produced.

Kimber is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Kimber’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and senior officers of Kimber including a brief biography of each as at June 30, 2004 are as follows:

Name and Position in Kimber	Age	Other Principal Directorships
Clifford A. Grandison (1)(2) Director	66	Director, Coast Mountain Power Corp.
Alan D. Hitchborn Vice-President, Development Director-General of Minera Monterde	50	Director, Corex Gold Corp.
Michael E. Hoole (1) Vice-President, Secretary and Director	60	None
J. John Kalmet (1)(2) Director	67	Director, Glencairn Gold Corporation
Robert V. Longe President, Chief Executive Officer and Director	66	Director, MineQuest Exploration Associates Ltd. (mining consultant indirectly owned by Mr. Longe and his wife)
Luard J.. Manning (2) Director	76	Director, Cusac Gold Mines Ltd.
Director, FM Resources Corp.
Director, Highbank Resources Ltd.
Director, Nustar Resources Inc.
Director, L.E.H. Ventures Ltd.
		L.J. Manning and Associates Ltd. (mining consultant wholly-owned by Mr. Manning)
James J. Puplava Director	54	Puplava Financial Services Inc. Puplava Securities Inc.
Robert A. Quartermain Director	49	Director, Canplats Resources Corporation
Director, Esperanza Silver Corporation
Director, IAM Gold Corporation
Director, Radiant Resources Inc.
Director, Rare Element Resources Ltd.
Director, Silver Standard Resources Inc.
Director, Strathmore Minerals Corp.
		Director, Vista Gold Corp.
J. Byron Richards Vice-President, Engineering	59	JB Engineering Ltd. (mining consultant owned by Mr. Richards and his wife)
Peter J.A. de Visser Chief Financial Officer	55	Director, Candente Resources Corp. Director, La Mancha Resources Inc. Director, Kane Biotech Inc. Director, Leisure Canada Inc. DeVisser Gray, Chartered Accountants

Notes:
(1) Member of Compensation Committee
(2) Member of Audit Committee

There are no familial relationships between any director or senior officer and any other director or senior officer. With the exception of Mr. James Puplava who is a principal shareholder, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or senior officer.

The business experience of each director and senior officer, including activities performed outside Kimber, are as follows:

Clifford A. Grandison, Director

Mr. Grandison, a business manager and executive, is currently the President of Coast Mountain Power Corp. Between 1993 and 2000, he was President and CEO of Skyline Gold Corporation. From 1965 to 1992 Mr. Grandison held a number of senior management positions with the Placer Development Ltd. companies (now Placer Dome Inc.), including Vice-President, Corporate Development of Placer Dome.

Alan D. Hitchborn, Vice-President, Development, Director-General of Minera Monterde

Mr. Hitchborn, a geologist with 23 years' experience, first recognized the potential of the Monterde Property in 1998. He graduated from the University of Nevada in Reno with a Bachelor of Science degree, Geology. Mr. Hitchborn's experience includes nine years at Placer Dome Inc.'s Bald Mountain Mine in Nevada, where he was responsible for annual budgets of US$1,000,000 or more. During seven years as Chief Geologist at Bald Mountain, Mr. Hitchborn was successful in adding 2,000,000 ounces of gold to the mining reserve at a cash cost of less than US$5.00 per ounce. Mr. Hitchborn also worked as a senior geologist in Placer’s Resource Estimation Group where his responsibilities included expert consultancy for Placer Dome projects and reserve/resource estimates for all phases of projects, from exploration to feasibility.

Michael E. Hoole, Vice President, Secretary and Director

Mr. Hoole is a lawyer (Barrister & Solicitor #2922) who has been involved in resource industries for more than 25 years. During most of that period, Mr. Hoole was Vice President and General Counsel of multinational, public corporations. He has been employed in executive and/or legal capacities for a number of large public corporations, including Placer Development Ltd. (now Placer Dome Inc.), British Columbia Forest Products Ltd. (now Norske Skog Canada Ltd.) and Gibraltar Mines Ltd/Westmin Resources Ltd. (now Boliden Limited).

J. John Kalmet, Director

Mr. Kalmet, a resident of Delta, British Columbia, is a Professional Engineer (Professional Engineer Ontario #22789010 and Professional Engineer - B.C. Association of Professional Engineers and Geoscientists #19254) and senior executive with over 40 years’ experience in underground and open pit mining. Mr. Kalmet held various senior management positions with the Noranda Mines organization and from February 1996 to November 2001, as President and Chief Operating Officer of Wheaton River Minerals Ltd., he oversaw the design, start-up and successful operation of the Golden Bear mine in Northern British Columbia.

Robert V. Longe, President, Chief Executive Officer and Director

Mr. Longe is a Professional Engineer (B.C. Association of Professional Engineers and Geoscientists #118426) and has had a 35-year career in the mineral exploration and development business. He has worked with both multinational and junior mining companies and as an independent consultant in North and South America and Africa. Mr. Longe is currently President of MineQuest, an exploration consulting company, which he co-founded in 1980. MineQuest is owned as to 100% by Huntingfield Investments Ltd., which in turn is owned by Mr. Longe (as to 51%) and his wife (as to 49%). Mr. Longe graduated with a degree from McGill University in Masters in Science.

James J. Puplava, Director

Mr. Puplava, CFP is President of Puplava Financial Securities Inc. (PFS), an investment advisory and money management firm. Founded in 1985, PFS specializes in investment, retirement, tax, and estate planning services. Mr. Puplava is also President of Puplava Securities Inc. a Broker-Dealer and Member of NASD/SIPC. He is a member of the Market Technicians Association and a CMT candidate. Mr. Puplava graduated cum laude in History and Economics from Arizona State University. He then went on to graduate summa cum laude with a Masters Degree in Finance and Accounting from the American Graduate School of International Management (Thunderbird). Among his many awards and achievements, Mr. Puplava was honoured in 1992 as one of America's top ten Financial Representatives by Registered Representative Magazine.

Luard J. Manning, Director

Mr. Manning is a Professional Engineer (Professional Engineer, Mining - B.C. Association of Professional Engineers and Geoscientists #5711) with over 45 years mining experience, the last 30 of which he spent as a mining consultant practicing out of Vancouver, British Columbia. He has extensive expertise in operating underground mines and has also operated small open pit mines. Mr. Manning is President of L.J. Manning and Associates Limited, a mining consultant wholly-owned by Mr. Manning. He is also a director, Secretary and Chief Financial Officer of L.E.H. Ventures Ltd. and a director of several other junior mining companies.

Robert A. Quartermain, Director

Mr. Quartermain graduated in 1977 from University of New Brunswick with a Bachelor of Science Degree in geology and from Queen’s University in 1981 with a Master of Science Degree in mineral exploration and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain worked for Teck Corp. before becoming the President of Silver Standard Resources Inc. in 1985. Mr. Quartermain currently serves as a director and officer of Silver Standard Resources Inc., Radiant Resources Inc. and as a director of Canplats Resources Corporation, IAM Gold Corporation (formerly Repadre Capital Corporation), Vista Gold Corporation, Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.), Esperanza Silver Corporation (formerly Reliant Ventures Ltd.) and Strathmore Minerals Corp.

J. Byron Richards, Vice-President, Engineering

Mr. Richards is a Professional Engineer (Professional Engineer - B.C. Association of Professional Engineers and Geoscientists #8909) with 34 years’ experience in the mineral exploration and development business. He and his wife own JB Engineering Ltd. (as to 50% each), a private consulting company providing services, particularly on resource estimation and sampling procedures, to the mining industry. Mr. Richards provides ongoing services to Kimber on a consulting basis, as required, pursuant to a Management Agreement. Among other duties he is responsible for sampling protocol and quality control during the resource estimation process.

Peter J.A. de Visser, Chief Financial Officer

Mr. de Visser is a Chartered Accountant (ICABC #15622) and is the managing partner of De Visser Gray, Chartered Accountants, the former auditor of Kimber. He graduated from the University of British Columbia with a Bachelor of Commerce degree. Mr. de Visser has been a director and officer of several public companies.

Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters are, or have been within the past five years from April 30, 2004, directors, officers or promoters of other reporting companies which, during the period such position was held, were struck from the registry of the British Columbia Registrar of Companies or whose securities were the subject of a cease trading order or suspension order or order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days.

None of the directors, officer or promoters are, or have been within the past five years from April 30, 2004, directors, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer. None of the directors, officers or promoters during the past five years were declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

B. Compensation

The following table sets forth all compensation paid by Kimber to its directors and members of its administrative, supervisory or management bodies during its fiscal year ended June 30, 2003.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
				Awards		Payouts
	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)
Clifford A. Grandison Director	Nil	Nil	Nil	Nil	Nil	Nil	30,000(1)
Alan D. Hitchborn Vice-President, Development and Director-General of Minera Monterde	114,000	Nil	Nil	Nil	Nil	Nil	Nil

Michael E. Hoole Vice-President, Secretary & Director	60,000	Nil	Nil	Nil	Nil	Nil	Nil
J. John Kalmet Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert V. Longe President, CEO &Director	60,000	Nil	Nil	Nil	Nil	Nil	Nil
Luard J. Manning Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
James J. Puplava, Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
J. Byron Richards Vice-President, Engineering	45,680	Nil	Nil	25,000	Nil	Nil	Nil
Robert A. Quartermain Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Peter J.A. de Visser, Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Arthur Fisher Former Director (deceased)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
(1) Grandison was a consultant during this period

Kimber has neither a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to the directors or senior officers of Kimber, with the exception of incentive stock options.

Kimber has entered into Change of Control Agreements dated January 13, 2004 with four corporate executive Officers. These Agreements provide for payment to these corporate Officers of up to 36 months salary, plus the costs to Kimber of the benefits provided by Kimber to them, in the event of their resignation after a material adverse change in their position occurring within 12 months following a change in control of Kimber or dismissal by Kimber of the Officers without cause within two (2) years following a change in control of Kimber.

C. Board Practices

The Board of Directors consists of seven (7) directors, six (6) of whom were elected at meetings of the shareholders of Kimber and one (1) of whom was appointed pursuant to the Articles. The Directors have staggered terms of office. Two (2) directors, Messrs. Hoole and Longe, were elected at an Extraordinary General Meeting of Kimber in 2002 for a three (3) year term expiring at the Annual General Meeting in 2004; one (1) Director, Mr. Kalmet, was elected at Kimber’s Annual General Meeting in 2002 for a three (3) year term expiring at the Annual General Meeting in 2005; two (2) directors, Messrs. Grandison and Manning, were elected at Kimber’s Annual General Meeting in 2003 for a three (3) year term expiring at the Annual General Meeting in 2006 and one (1) Director, Mr. Puplava was elected at an Extraordinary General Meeting of Kimber in 2004 for a term expiring at the Annual General Meeting in 2005. Mr. Robert Quartermain was appointed to the Board by the Directors pursuant to the terms of Kimber’s new Articles adopted at the Extraordinary General Meeting of Kimber on May 28, 2004 for a term that will expire at the next Annual General Meeting.

Robert V. Longe has served as a director of Kimber since March 1995, President of Kimber since November 1999 and Chief Executive Officer of Kimber since April 2002. Michael E. Hoole has served as Vice-President and Secretary of Kimber since November 1999 and a director and Chief Financial Officer of Kimber since April 2002. Peter de Visser replaced Mr. Hoole as Chief Financial Officer on January 14, 2004. Luard Manning has served as a director of Kimber since May 1995. J. John Kalmet has served as a director of Kimber since April 2002. Clifford Grandison has served as a director of Kimber since December 2003 and James Puplava has served as a director since May 2004. Alan D. Hitchborn was appointed as Director-General of Minera Monterde in January 2000 and Vice-President, Development of Kimber in April 2002. J. Byron Richards was appointed as Vice-President, Engineering of Kimber in April 2002.

Pursuant to Section 224 of the Business Corporations Act (British Columbia), Kimber is required to have an Audit Committee. As at June 30, 2004, the members of the Audit Committee are Clifford Grandison, Luard Manning and J. John Kalmet. The Business Corporations Act requires the directors of a public company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of Kimber or an affiliate of Kimber. The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting. Section 225 provides that before the annual financial statements are published, the financial statements and the auditors report must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors. Section 224(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 224(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

The Directors have established a Compensation Committee and as at May 31, 2004, the members of Kimber’s Compensation Committee are Michael E. Hoole, Clifford Grandison and J. John Kalmet. The mandate established for the Compensation Committee is for the purposes of:

1.
considering alternative types of compensation for the Directors and Officers of Kimber and making recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies:

2.
considering appropriate levels of compensation for the Directors and Officers of Kimber and making recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of Kimber;

3.	reviewing personnel policies and benefit plans available to the employees of Kimber and making recommendations to the Board; and
4.	carrying out periodic performance assessments of the President.

D. Employees

Kimber has a total of ten employees in Canada and 17 employees in Mexico.

At Kimber’s head office in Vancouver, there are seven full-time employees and three part-time employees as at June 30, 2004. These numbers include two members of senior management, and one full time employee who involved in shareholder and investor communications. One full time employee is an officer responsible for project exploration and development and spends his time between the office in Vancouver and the site on the Property in Mexico. Two full time employees and one part-time employee provide administrative support. One part-time employee has a separate office in Vancouver and provides legal services relating to operations in Mexico. One part-time employee is an officer of Kimber and manages his accounting and auditing practice in a separate office in Vancouver. All employees are non-union and Kimber is not subject to any collective bargaining agreements.

Minera Monterde employs additional full-time or part-time employees or consultants to assist with the ongoing exploration work at the Monterde Property in Mexico. All employees of Kimber’s subsidiary in Mexico, Minera Monterde, S. de R.L. de C.V., are non-union and Kimber is not subject to any collective bargaining agreements.

Kimber competes with other mining companies in connection with hiring and retaining qualified employees. At the present time a sufficient supply of qualified workers is available for operations in Vancouver and in Mexico. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other companies. There can be no assurance that Kimber will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on its operations.

E. Share Ownership

With respect to the persons referred to above in “Item 6B – Compensation”, the following table discloses the number of Common Shares (each Common Share possessing identical voting rights) beneficially held by those persons including the percentage of the shares outstanding as at June 30, 2004.

Name and Title	No. of Shares	Percent of Shares Outstanding	No. of Options
Clifford A. Grandison Director	44,856	0.164%	114,000
Alan D. Hitchborn Vice-President, Development and Director-General of Minera Monterde	320,000	1.168%	675,000(1)
Michael E. Hoole Vice-President, CFO, Secretary & Director	617,324	2.253%	380,000 200,000 (2)

J. John Kalmet Director	54,400	0.199%	125,000
Robert V. Longe President, CEO & Director	1,544,525(3)	5.637%	380,000
Luard E. Manning Director	122,822	0.4498	180,000
James J. Puplava Director	4,659,900	17.01%	50,000
Robert A. Quartermain Director	-	-	50,000
J. Byron Richards Vice-President, Engineering	329,332	1.202	230,000
Peter J.A. de Visser Chief Financial Officer	5,000	0.018%	50,000

Notes:

(1)	550,000 of these options are performance based (see Note 1 and 2 on Page 54)
(2)	Grant of personal stock options to purchase an additional 200,000 shares from Robert V. Longe
(3)	200,000 of these shares are subject to a personal option to Michael E. Hoole

On April 6, 2004, James Puplava, a fund manager and analyst from San Diego, California, announced that he and a number of persons acting jointly with him had acquired a 19.9% interest in Kimber and that he intended to buy additional Common Shares through a “Stock Exchange Take-Over Bid”. On April 16, 2004, following a halt in the trading of Kimber’s shares, Mr. Puplava announced his offering to purchase 1,000,000 Common Shares at a price of $2.50 per share. On April 19, 2004, Mr. Puplava withdrew his take-over bid in response to a delay in regulatory approval of his bid and to the general drop in the markets for gold and silver shares. Kimber’s management continues to believe that Mr. Puplava's objectives for Kimber are well aligned with those of other shareholders. On May 28, 2004, Mr. Puplava was elected as a member of the board of directors of Kimber.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as at June 30, 2004. The stock options are for Common Shares of Kimber:

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Clifford A. Grandison	64,000	$0.45	June 6, 2007
Clifford A. Grandison	50,000	$2.05	January 16, 2009

Alan D. Hitchborn	80,000	$0.45	June 6, 2007
Alan D. Hitchborn (1)	350,000	$0.45	July 12, 2007
Alan D. Hitchborn (2)	325,000	$0.73	August 13, 2008
Michael E. Hoole	80,000	$0.45	June 6, 2007
Michael E. Hoole	200,000	$0.45	July 12, 2007
Michael E. Hoole	100,000	$0.73	August 13, 2008
J. John Kalmet	50,000	$0.45	July 12, 2007
J. John Kalmet	75,000	$0.73	August 13, 2008
Robert V. Longe	80,000	$0.45	June 6, 2007
Robert V. Longe	200,000	$0.45	July 12, 2007
Robert V. Longe	100,000	$0.73	August 13, 2008
Luard J. Manning	80,000	$0.45	June 6, 2007
Luard J. Manning	50,000	$0.45	July 12, 2007
Luard J. Manning	50,000	$0.73	August 13, 2008
James J. Puplava	50,000	$1.77	May 28, 2009
Robert A. Quartermain	50,000	$1.70	June 28, 2009
J. Byron Richards	80,000	$0.45	June 6, 2007
J. Byron Richards	25,000	$0.45	July 12, 2007
J. Byron Richards	25,000	$0.45	October 29, 2007
J. Byron Richards	100,000	$0.73	August 13, 2008
Peter J.A. de Visser	50,000	$2.05	January 16, 2009

Notes:

(1)
300,000 of these options are performance based and vest in stages upon Kimber reaching certain milestones by establishing various increasing levels of “Measured and Indicated Resources” and /or “Proven and Probable Reserves” as those terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum

(2)
250,000 of these options are performance based and vest in stages upon the Net Present Value, as defined in the option agreement, of Kimber’s interest in “Measured and Indicated Resources”, as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, in the Setago and Oribo properties reaching certain increasing milestones or upon Kimber receiving a net amount of $5 million after deduction of all expenses incurred in respect to such properties

The Option Plan provides for the issuance of stock options to acquire up to a total of 5,294,613 Common Shares for a period not exceeding five years, subject to standard anti-dilution adjustments was approved December 10, 2003. The Directors may, from time to time, appoint an administrator (the “Administrator”) for the purposes of administering the Option Plan. Initially, the Administrator will be the Secretary of Kimber.

The price at which a stock option may be exercised shall be set forth in the stock option agreement issued in respect of such stock option and will typically be the closing trading price of the Common Shares on the day immediately preceding the award date, or otherwise in accordance with the terms of the Option Plan. In no case will the options be exercisable at an exercise price less than the minimum prescribed under the policies of the Toronto Stock Exchange.

The stock options will be non-assignable, except that they will be exercisable by the personal representative of the stock option holder in the event of the stock option holder’s death for a period of up to one year from the date of the option holder’s death. The stock options will expire not more than 90 days after the director or employee ceases to be a director or employee of Kimber or, in the alternative, if they are fired or removed from their office, as the case may be, for cause, then on the date of their termination.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of which that stock option expired or terminated shall again be available for the purposes of the Option Plan.

The Option Plan provides that other terms and conditions may be attached to a particular stock option.

Prior to the issuance of Kimber’s Common Shares for any exercise of stock options, the Common Shares must be fully paid for. Kimber will not provide financial support to assist holders in exercising their stock options.

The Option Plan provides that it is solely within the discretion of the Directors to determine who should receive stock options and in what amounts. The Directors may from time to time amend the Option Plan and may seek shareholder approval for such amendments as required by law or under the policies of the Toronto Stock Exchange and any regulatory authority. Disinterested shareholder approval must be obtained if Kimber proposes to decrease the exercise price of previously granted stock options to insiders, or if the Option Plan, together with any previously issued or proposed stock option grants, could at any time result in:

(i)	the number of Common Shares reserved for issuance under stock options granted to insiders of Kimber exceeding 10% of the outstanding Common Shares;
(ii)	the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding Common Shares; or
(iii)	the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding 5% of the outstanding Common Shares.

“Disinterested shareholders” are defined as the shareholders of Kimber other than the insiders and their associates to whom stock options may be issued under the Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of June 30, 2004, the following table sets forth the beneficial ownership of each major shareholder, defined as beneficial owners of 5% or more of Kimber’s issued and outstanding Common Shares, known to exist by Kimber:

Identity of Person or Group	No. of Shares	Percent of Shares Outstanding
Sprott Asset Management Inc.(1)	1,480,200	5.4%
Robert V. Longe	1,544,525	5.6%
James J. Puplava	4,659,400	17.0%

Notes:

(1)	Brokerage house; ultimate beneficial owners of these shares are not known to Kimber.

The Common Shares held by each of the major shareholders have the same voting rights as all other shareholders of Kimber. As of June 30, 2004, there were 15 registered shareholders of record in the United States holding a total of 1,095,214 Common Shares (4.02%) of Kimber. To the best of Kimber’s knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly. To the best of Kimber’s knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of Kimber.

B. Related Party Transactions

Except as disclosed in this Registration Statement, management of Kimber is not aware of any material interest, direct or indirect, of any director or officer of Kimber, any person beneficially owning, directly or indirectly, more than 10% of Kimber’s voting securities, or any associate or affiliate of any such person in any transaction within the three most recently completed fiscal years of Kimber and up to the date of this Form 20-F, including any proposed transaction which in either case has materially affected or will materially affect Kimber.

Refer to Note 4 Related Party Transactions to Kimber’s consolidated financial statements including in this Registration Statement.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the unaudited financial statements of Kimber for the nine months ended March 31, 2004 and 2003, which were prepared by management and have not been reviewed by Kimber’s auditors. Also attached are the audited financial statements of Kimber for the fiscal years ended June 30, 2003, 2002 and 2001, which were audited by De Visser Gray, Chartered Accountants, Kimber’s former auditor.

The financial statements are accompanied by auditors’ reports and related notes. See “Item 17. -Financial Statements”.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on Kimber’s financial position or profitability. There are no legal proceedings to which Kimber is a party, nor to the best of the knowledge of Kimber’s management are any legal proceedings contemplated.

Dividend Policy

Kimber has not paid dividends in the past and it has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business. The Directors of Kimber will determine if and when dividends should be declared and paid in the future based upon Kimber’s financial position at the relevant time. The Common Shares of Kimber are entitled to an equal share of any dividends declared and paid.

B. Significant Changes

Since March 31, 2004, the date of the most recent consolidated financial statements, no significant changes have occurred that have not been disclosed elsewhere in this Registration Statement.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

The authorized capital of Kimber consists of 80,000,000 Common Shares without par value, of which 27,401,540 were issued, outstanding and fully paid for as at June 30, 2004. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia). There is no offer associated with this registration statement.

Effective July 16, 2002, Kimber’s Common Shares and the July 12 Warrants had been listed and traded on the TSX Venture Exchange (“TSX-V”) under the symbols KBR and KBR.WT, respectively. Prior to July 16, 2002, Kimber’s Common Shares were not listed or traded on any stock exchange or other regulated market. On the close of trading on June 17, 2004, Kimber voluntarily delisted its shares from the TSX Venture Exchange and Kimber’s shares were listed for trading on the Toronto Stock Exchange (“TSX”). The high and low sales prices for Kimber’s Common Shares that traded through the TSX-V and TSX are set out below.

	High	Low
Year ended June 30, 1999	N/A	N/A
Year ended June 30, 2000	N/A	N/A
Year ended June 30, 2001	N/A	N/A
Year ended June 30, 2002	N/A	N/A
Year ended June 30, 2003	$0.70	$0.25
Nine Months Ended March 31, 2004	$3.00	$0.36
Year ended June 30, 2004	$3.00	$0.36

	High	Low
Year Ended June 30, 2001
Quarter ended September 30, 2000	N/A	N/A
Quarter ended December 31, 2000	N/A	N/A
Quarter ended March 31, 2001	N/A	N/A
Quarter ended June 30, 2001	N/A	N/A

	High	Low
Year Ended June 30, 2002
Quarter ended September 30, 2001	N/A	N/A
Quarter ended December 31, 2001	N/A	N/A
Quarter ended March 31, 2002	N/A	N/A
Quarter ended June 30, 2002	N/A	N/A

	High	Low
Year Ended June 30, 2003
Quarter ended September 30, 2002(1)	$0.50	$0.25
Quarter ended December 31, 2002	$0.45	$0.29
Quarter ended March 31, 2003	$0.50	$0.35
Quarter ended June 30, 2003	$0.68	$0.40

	High	Low
Year Ended June 30, 2004
Quarter ended September 30, 2003	$0.87	$0.36
Quarter ended December 31, 2003	$2.44	$0.63
Quarter ended March 31, 2004	$3.00	$1.76
Quarter ended June 30, 2004	$2.69	$1.30

Most Recent Six Months
	High	Low
January 2004	$3.00	$1.76
February 2004	$2.40	$1.78
March 2004	$2.60	$1.88
April 2004	$2.69	$1.55
May 2004	$1.90	$1.30
June 2004	$2.00	$1.41

Notes:

(1)	For the period from initial listing on July 16, 2002 to September 30, 2002

B. Plan of Distribution

Not Applicable

C. Markets

Kimber’s Common Shares were called for trading on the TSX Venture Exchange (TSX-V) on July 16, 2002. After the close of trading on June 17, 2004, Kimber voluntarily delisted its shares from the TSX Venture Exchange. On June 18, 2004 Kimber’s Common Shares were listed and began trading under the symbol KBR on the Toronto Stock Exchange (“TSX”) in Toronto, Ontario, Canada.

Kimber’s initial public offering prospectus was filed with and receipted by the British Columbia and Alberta Securities Commissions on June 5, 2002. Kimber is currently a reporting issuer in the Provinces of British Columbia, Alberta and Ontario.

Kimber’s Common Shares are not actively listed or quoted on any regulated stock exchange in the United States. Kimber’s Common Shares do trade on the OTCBB market in the United States however Kimber was not involved in this listing.

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The authorized capital of Kimber consists of 80,000,000 Common Shares without par value, of which 27,401,540 were issued, outstanding and fully paid for as at June 30, 2004. Kimber does not own any issued Common Shares of itself.

The holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other common share and all Common Shares participate equally on liquidation, dissolution or winding up of Kimber, whether voluntary or involuntary, or any other distribution of the assets of Kimber among its shareholders for the purpose of winding up its affairs after Kimber has paid out its liabilities. The holders of Common Shares are entitled to vote for each common share held and are entitled to receive pro rata such dividends as may be declared by the Directors out of funds legally available therefore and to receive pro rata the remaining property of Kimber upon dissolution. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

As at June 30, 2004, Kimber had outstanding stock options to purchase a total of 2,874,667 Common Shares and share purchase warrants for the purchase of 1,487,797 Common Shares.

The following table sets out the history of the issuance of Kimber’s share capital for the three most recently completed fiscal years to June 30, 2004:

	Price Per Unit $	Number of shares (1)	Amount $	Special Warrants	Share Purchase Warrants	Stock Options	Date of Directors Resolution Approving Securities
Issued at June 30, 2000		3,001,152	288,930	-	-	-

Private placement	$0.21875	24,000	5,250				Aug 25/00
Mineral property acquisition	$0.21875	302,514	66,175				Jun 7/01
		326,514	71,425
Issued at June 30, 2001		3,327,666	360,355	-	-	-

Share for debt settlement	$0.1875	840,531	157,601				Apr 15/02
Private placement	$0.21875	160,000	35,000				Sep 17/01
Private placement	$0.21875	60,800	13,300				Oct 18/01
Private placement	$0.21875	70,400	15,400				Feb 8/02
Private placement	$0.1875	282,080	52,890				Feb 8/02
Private placement	$0.1875	229,333	43,000				Feb 15/02
Private placement	$0.1875	132,800	24,900				Apr 2/02
Private placement	$0.1875	330,932	62,050				Apr 15/02
Options granted	$0.21875					576,000	Jul 10/01
Options cancelled	$0.21875					(576,000)
Options granted	$0.45					544,000	Apr 3/02
Options granted	$0.45					925,000	May 30/02
		2,106,876	404,141			1,469,000
Issued at June 30, 2002		5,434,542	764,496	-	-	1,469,000

Public offering	$0.45	7,000,000	2,634,069(2)		7,000,000		Jul 12/02
Private placement	$0.45	500,000	202,500(3)		500,000		Jul 12/02
Public offering finance fee	$0.45	250,000	0(4)		1,500,000		Jul 12/02
Finder’s fee	$0.45	75,000	0(4)				Jul 12/02
Consulting fee	$0.21875	137,142	0(4)				Jul 12/02
Private placement	$0.45	1,765,600	692,440(5)		1,235,920		May 12/03

Exercise of warrants	$0.45	12,800	5,760		(12,800)		Jul 12/02
Options granted	$0.45					85,000	Nov 2/02
Options granted	$0.46					60,000	Feb 27/03
Options granted	$0.45					60,000	May 5/03
Options cancelled	$0.46					(60,000)
		9,740,542	3,534,769		10,223,120	145,000
Issued at June 30, 2003		15,175,084	4,299,265	-	10,223,120	1,614,000

Private placement	$0.70	2,040,000	1,306,307(6)		1,220,000		Dec 16/03
Exercise of warrants	$0.45	899,500	404,775		(899,500)		Jul 12/02
Exercise of warrants	$0.55	8,087,500	4,448,125		(8,087,500)		Jul 12/02
Warrants expired	$0.55				(200)
Exercise of warrants	$0.55	841,440	462,792		(841,440)		May 12/03
Exercise of warrants	$0.80	124,683	99,746		(124,683)		Dec 16/03
Exercise of stock options	$0.45	233,333	105,000			(233,333)
Options granted	$0.73					1,009,000	Aug 13/03
Options granted	$2.05					375,000	Jan 16/04
Options granted	$1.77					60,000	May 28/04
Options granted	$1.70					50,000	Jun 25/04
		12,226,456	6,826,745	-	(8,733,323)	1,260,667
Issued at June 30, 2004		27,401,540	11,126,010	-	1,489,797	2,874,667

Notes:
(1)	Stock subdivision, or stock split, on a1.6 for one basis effective May 21, 2002 is reflected on a retroactive basis
(2)	Net of share issue costs of $515,931
(3)	Net of share issue costs of $22,500
(4)	Issued in connection with Kimber’s public offering as a share issue cost
(5)	Net of share issue costs of $102,080
(6)	Net of share issue costs of $121,693

Initial Public Offering

On July 12, 2002 Kimber closed an initial public offering with Canaccord. Kimber placed a total of 7,000,000 units at $0.45 per unit for gross proceeds of $3,150,000. Each unit consisted of one Common Share and one transferable share-purchase warrant exercisable at $0.45 until July 12, 2003 and thereafter at $0.55 until they expire on January 12, 2004. Canaccord received 10% of the gross proceeds totaling $315,000 and 1,400,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004. Kimber also issued Canaccord 250,000 Common Shares and paid a sponsorship fee of $30,000.

Following the initial public offering, Kimber completed a brokered private placement of a further 500,000 units at $0.45 per unit. Each unit consisted of one Common Share and one transferable share-purchase warrant entitling the holder to purchase an additional Common Share at a price of $0.45 to July 12, 2003 and then $0.55 until January 12, 2004. Canaccord received 10% of the gross proceeds for a total of $22,500 and was issued 100,000 non-transferable warrants exercisable at $0.45 until July 12, 2003 and $0.55 until January 12, 2004.

Performance Shares

Kimber has no performance shares.

Summary of Stock Options Outstanding

	June 30, 2003			June 30, 2004
	Number	Exercise	Expiry	Number	Exercise	Expiry
Name of Optionee	Outstanding	Price $	Date	Outstanding	Price $	Date

Directors and Officers:

Clifford A. Grandison	64,000	$0.45	Jun 6/07	64,000	$0.45	Jun 6/07
Clifford A. Grandison				50,000	$2.05	Jan 16/09
Alan D. Hitchborn	80,000	$0.45	Jun 6/07	-	-	-
Alan D. Hitchborn	350,000(1)	$0.45	Jul 12/07	350,000(1)	$0.45	Jul 12/07
Alan D. Hitchborn				325,000(2)	$0.73	Aug 13/08
Michael E. Hoole	80,000	$0.45	Jun 6/07	80,000	$0.45	Jun 6/07
Michael E. Hoole	200,000	$0.45	Jul 12/07	200,000	$0.45	Jul 12/07
Michael E. Hoole				100,000	$0.73	Aug 13/08
J. John Kalmet	50,000	0.45	Jul 12/07	50,000	$0.45	Jul 12/07
J. John Kalmet				75,000	$0.73	Aug 13/08
Robert V. Longe	80,000	$0.45	Jun 6/07	80,000	$0.45	Jun 6/07
Robert V. Longe	200,000	$0.45	Jul 12/07	200,000	$0.45	Jul 12/07
Robert V. Longe				100,000	$0.73	Aug 13/08
Luard J. Manning	80,000	$0.45	Jun 6/07	80,000	$0.45	Jun 6/07
Luard J. Manning	50,000	$0.45	Jul 12/07	50,000	$0.45	Jul 12/07
Luard J. Manning				50,000	$0.73	Aug 13/08
James J. Puplava				50,000	$1.77	May 28/09
Robert A. Quartermain				50,000	$1.70	Jun 25/09
J. Byron Richards	80,000	$0.45	Jun 6/07	80,000	$0.45	Jun 6/07
J. Byron Richards	25,000	$0.45	Jul 12/07	25,000	$0.45	Jul 12/07
J. Byron Richards	25,000	$0.45	Oct 29/07	25,000	$0.45	Oct 29/07
J. Byron Richards				100,000	$0.73	Aug 13/08
Peter J.A. de Visser				50,000	$2.05	Jan 16/09

Consultants and Others:
Carlos Bell				30,000	$0.73	Aug 13/08
Denis Bergen				25,000	$2.05	Jan 16/09
Roger C. Connors				30,000	$0.73	Aug 13/08
Roger C. Connors				10,000	$1.77	May 28/09
Arthur Fischer Estate	80,000	$0.45	Jun 6/07	16,667	$0.45	Jun 6/07
Arthur Fischer Estate	50,000	$0.45	Jul 12/07
Arthur Fischer Estate				50,000	$0.73	Aug 13/08
Paul Frigstad	60,000	$0.45	May 5/08	20,000	$0.45	May 5/08
Paul Frigstad				140,000	$0.73	Aug 13/08
Paul Frigstad				200,000	$2.05	Jan 16/09
Denise Hitchborn	30,000	$0.46	Feb 27/08	30,000	$0.46	Feb 27/08
Denise Hitchborn				4,000	$0.73	Aug 13/08
Elisa Hoole	30,000	$0.46	Feb 27/08	30,000	$0.46	Feb 27/08
Elisa Hoole				5,000	$0.73	Aug 13/08
Abraham Urias				50,000	$2.05	Jan 16/09

Total Stock Options	1,614,000			2,874,667
Notes:
(1) 300,000 of these options are performance based (see Note 1 on Page 53)
(2) 250,000 of these options are performance based (see Note 1 on Page 53)

Summary of Share Purchase Warrants and Other Rights Outstanding

	June 30, 2003			June 30, 2004
	Number	Exercise	Expiry	Number	Exercise	Expiry
Type of Issue	Outstanding	Price $	Date	Outstanding	Price $	Date

Share purchase warrants	7,000,000	$0.45/0.55	Jan 12/04
Share purchase warrants	500,000	$0.45/0.55	Jan 12/04
Share purchase warrants	1,487,200	$0.45/0.55	Jan 12/04
Share purchase warrants	882,800	$0.55	Nov 14/04	332,500	$0.55	Nov 14/04
Share purchase warrants	353,120	$0.55	Nov 14/04	61,980	$0.55	Nov 14/04
Share purchase warrants				500,000	$0.80	Dec 16/04
Share purchase warrants				595,317	$0.80	Dec 16/04
Stock options	544,000	$0.45	Jun 6/07	384,000	$0.45	Jun 6/07
Stock options	925,000	$0.45	Jul 12/07	891,667(1)	$0.45	Jul 12/07
Stock options	25,000	$0.45	Oct 29/07	25,000	$0.45	Oct 29/07
Stock options	60,000	$0.46	Feb 27/08	60,000	$0.46	Feb 27/08
Stock options	60,000	$0.45	May 5/08	20,000	$0.45	May 5/08
Stock options				1,009,000(2)	$0.73	Aug 13/08
Stock options				375,000	$2.05	Jan 16/09
Stock options				60,000	$1.77	May 28/09
Stock options				50,000	$1.70	Jun 25/09

Total	11,837,120			4,364,464
Notes:
(1)	300,000 of these options are performance based (see Note 1 on Page 53)
(2)	250,000 of these options are performance based (see Note 1 on Page 53)

B. Notice of Articles and Articles.

Kimber was incorporated under the Company Act (British Columbia) on March 31, 1995 under number BC0493986. Pursuant to the new Business Corporations Act (British Columbia) Kimber filed a Transition Notice and Notice of Articles on June 2, 2004 and a Notice of Alteration on June 3, 2004 in respect to a new set of Articles that were adopted by the shareholders of Kimber on May 28, 2004

Objects and Purposes of Kimber

The charter documents of Kimber place no restrictions upon Kimber’s objects and purposes.

Directors’ Powers

Section 17.4 of the Articles of Kimber (the “Articles”) provides that a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act (British Columbia). Furthermore, section 17.2 provides that a director who holds a disclosable interest (as that term is defined in the Business Corporations Act) in a contract or transaction into which Kimber has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 18.10 of the Articles provides that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Section 13.5 of the Articles provides that the directors are entitled to the remuneration for acting as directors as the directors may determine from time to time. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. There are no restrictions in the Articles upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The borrowing powers of Kimber are set out in Article 8 of the Articles. Kimber, if authorized by the directors, may:

a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

b)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of Kimber or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

d)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Kimber.

The borrowing powers set forth in the Articles can be varied by amending the Articles. Section 9.4 of the Articles and Section 259 of the Business Corporations Act (British Columbia) have the effect of requiring a special resolution to be adopted by Kimber and a notice of alteration to the notice of articles to be filed with the Registrar of Companies for the Province of British Columbia. A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of Kimber, or consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of Kimber. Under the Business Corporations Act (British Columbia), an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 13.4 of the Articles provides that a director is not required to hold a Common Share as qualification for his or her office but must be qualified as required by the Business Corporations Act (British Columbia) to become, act or continue to act as a director. Section 124(2) of the Business Corporations Act (British Columbia) provides that no person is qualified to act as a director if that person is:

(a)	under the age of 18 years;
(b)	found to be incapable of managing the person’s own affairs;
(c)	an undischarged bankrupt;
(d)	convicted of an offence in connection with the promotion, formation or management of a corporation, or unincorporated business, or involving fraud, unless:
	i)	the court orders otherwise;
ii)
5 years have elapsed since the expiration of the period set for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest;

	iii)	a pardon was granted under the Criminal Records Act (Canada).

Every person who acts as a director of a company and who is not qualified to act as a director of Kimber under section 124(2) commits an offence.

Sections 14.10 and 14.11 of the Articles provides for the removal of a director. Kimber may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. Further, the directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy

Share Rights

All of the authorized shares of common stock of Kimber are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of Kimber, whether voluntary or involuntary, or any other distribution of the assets of Kimber among its shareholders for the purpose of winding up its affairs after Kimber has paid out its liabilities. The issued Common Shares are not subject to call or assessment rights or any preemptive or conversion rights. The holders of common shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. The directors have staggered terms of office but there are no cumulative voting rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Pursuant to section 61 of the Business Corporations Act (British Columbia) the rights attached to an issued class or series of shares must not be prejudiced or interfered with, unless the consent by a special separate resolution of the holders of the class or series of shares, as the case may be, is obtained. A special resolution requires a majority of 75% of the votes cast.

Meetings

Section 182(1) of the Business Corporations Act (British Columbia) provides that Kimber must hold an annual general meeting at least once in every calendar year and not more than 15 months after the date that the last annual general meeting was held. Under section 10.4 of the Articles Kimber must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting. Section 182(1) of the Business Corporations Act (British Columbia) provides that the notice of a general meeting be sent not more than 2 months before the meeting. The directors of a public company are required to provide, in addition to the notice of a general meeting, a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and conduct of the general meeting. Prior to each annual general meeting of its shareholders the directors of Kimber must place before the shareholders comparative financial statements, made up to a date not more than 6 months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

Section 162(2) of the Business Corporations Act (British Columbia) provides that shareholders of a company holding not less than 1/20 of the issued shares of the company may requisition the holding of a general meeting by delivering or sending notice to the company in accordance with the provisions of the Business Corporations Act (British Columbia).

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constating documents of Kimber.

Change in Control of Registrant

No provision of Kimber’s Articles or other charter documents would have the effect of delaying, deferring, or preventing a change in control of Kimber, and operate only with respect to a merger, acquisition or corporate restructuring involving Kimber or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

There are no material contracts of Kimber, other than those mentioned herein and listed under “Item 19 – Exhibits” of this Form 20-F, to which Kimber or any member of the group is a party, for the two years immediately preceding publication of this registration statement.

D. Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries, nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. Refer to “Item 10E – Taxation”.

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of Kimber by or from a WTO investor will be reviewable only if it is an investment to acquire control of Kimber and the value of the assets of Kimber is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2003 WTO Review Threshold is CDN$223,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of Kimber by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of Kimber is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls Kimber, is reviewable if the value of the assets of Kimber is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of Kimber is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls Kimber, and the value of the assets of Kimber and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of Kimber forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$223,000,000 (in 2003) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of Kimber.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

THE FOLLOWING INFORMATION IS GENERAL AND SECURITY HOLDERS SHOULD SEEK THE ADVICE OF THEIR OWN TAX ADVISORS, TAX COUNSEL OR ACCOUNTANTS WITH RESPECT TO THE APPLICABILITY OR EFFECT ON THEIR OWN INDIVIDUAL CIRCUMSTANCES OF THE MATTERS REFERRED TO HEREIN AND OF ANY PROVINCIAL, STATE OR LOCAL TAXES. NO OPINION WAS REQUESTED BY KIMBER, OR IS PROVIDED BY ITS LEGAL COUNSEL AND/OR AUDITORS.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of Common Shares of Kimber for a shareholder of Kimber who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of Common Shares of Kimber as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Kimber is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Kimber had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by Kimber or people acting on its behalf. Kimber is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if Kimber fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of Common Shares of Kimber is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of Common Shares of Kimber will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Kimber belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a) the value of the shares is derived principally from “real property” situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or (c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of Kimber. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of Common Shares of Kimber, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of Common Shares of Kimber should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of Kimber.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common Shares of Kimber who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S.

irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares of Kimber as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their Common Shares of Kimber through the exercise of employee stock options or otherwise as compensation for service s, (xiii) persons that own an interest in an entity that owns Common Shares of Kimber, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares of Kimber, or (xv) persons who own their Common Shares of Kimber other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of Kimber

U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of Kimber are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Kimber has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions from Kimber exceed current or accumulated earnings and profits of Kimber, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares of Kimber. (See more detailed discussion at “Disposition of Common Shares of Kimber” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Common Shares of Kimber generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of Kimber’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from Kimber (unless Kimber qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations, which are beyond the scope of this discussion, and U.S. Holders of Common Shares of Kimber should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to Kimber’s Common Shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of Kimber’s Common Shares of dividends on, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to Kimber’s Common Shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of Common Shares of Kimber may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Kimber will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Kimber may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Kimber under certain circumstances and subject to complex rules and limitations.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of Common Shares of Kimber should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of Kimber

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of Common Shares of Kimber equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares of Kimber. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Common Shares of Kimber are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the Common Shares of Kimber are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of Common Shares of Kimber:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of Kimber’s outstanding Common Shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of Kimber’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), Kimber may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of Common Shares of Kimber would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent Kimber does not actually distribute such income.

Kimber does not believe that it currently qualifies as a FPHC. However, there can be no assurance that Kimber will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of Kimber’s outstanding Common Shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) Kimber is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, Kimber may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of Kimber to be treated as ordinary income rather than capital gain.

Kimber does not believe that it currently qualifies as a FIC. However, there can be no assurance that Kimber will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of Kimber’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of Kimber’s outstanding shares (each a “10% Shareholder”), Kimber could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of Kimber as a CFC would effect many complex results, including that 10% Shareholders of Kimber would generally (i) be treated as having received a current distribution of Kimber’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of Kimber’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of Common Shares of Kimber by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of Kimber attributable to the Common Shares sold or exchanged.

If Kimber is classified as both a Passive Foreign Investment Company as described below and a CFC, Kimber generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of Kimber ending with or within such taxable years of 10% Shareholders.

Kimber does not believe that it currently qualifies as a CFC. However, there can be no assurance that Kimber will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complex, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person, which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Kimber believes that it qualified as a PFIC for the fiscal year ended June 30, 2003, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that Kimber’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of Kimber. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a CFC (as defined above) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (see more detailed discussion at “Controlled Foreign Corporation” above).

QEF Election

A U.S. Holder who elects in a timely manner to treat Kimber as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which Kimber qualifies as a PFIC on his pro rata share of Kimber’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) Kimber’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of Kimber’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Kimber’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Kimber is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if Kimber qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Kimber is a controlled foreign corporation, the U.S. Holder’s pro rata share of Kimber’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Kimber’s first tax year in which Kimber qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the Common Shares of Kimber includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to Kimber, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Kimber ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Kimber does not qualify as a PFIC. Therefore, if Kimber again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Kimber qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Kimber. Therefore, if such U.S. Holder reacquires an interest in Kimber, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Kimber qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and Kimber is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his company common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by Kimber.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his company common shares and all excess distributions on his company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of Kimber during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If Kimber is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds company Common Shares, then Kimber will continue to be treated as a PFIC with respect to such Company Common Shares, even if it is no longer a PFIC by definition. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Kimber Common Shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Common Shares of Kimber as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in Kimber included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Common Shares of Kimber will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Kimber Common Shares cease to be marketable, as specifically defined, o r the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Kimber Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company Common Shares while Kimber is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complex, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

F. Dividends and Paying Agents

Kimber has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business. Kimber has not paid dividends since incorporation.

The directors of Kimber will determine if and when dividends should be declared and paid in the future based on Kimber’s financial position at the relevant time.

G. Statement by Experts

De Visser Gray, Chartered Accountants, Kimber’s former auditor, audited the financial statements of Kimber for the fiscal years ended June 30, 2003, 2002 and 2001. D&H Group, Chartered Accountants, is Kimber’s current auditor.

H. Documents on Display

The documents described herein may be inspected at the head office of Kimber at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, during normal business hours.

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable

D. American Depository Shares

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable

ITEM 16B. CODE OF ETHICS

Not Applicable

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 13 of the notes to the financial statements.

The financial statements are in the following order:

  Auditors' Report;
  Consolidated Balance Sheets;
  Consolidated Statements of Operations and Deficit;
  Consolidated Statements of Changes in Shareholders’ Equity;
  Consolidated Statements of Cash Flows;
  Consolidated Statements of Deferred Property Costs; and
  Notes to the Consolidated Financial Statements.

KIMBER RESOURCES INC.

Consolidated Financial Statements

March 31, 2004
March 31, 2003

and

June 30, 2003
June 30, 2002
June 30, 2001
(Audited)

(An exploration stage Company)

D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Directors of Kimber Resources Inc.,

We have audited the consolidated balance sheets and statements of mineral rights on unproven properties of Kimber Resources Inc. as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002, and the results of its operations and cash flows for the years ended June 30, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
October 16, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated October 16, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditor's Report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
October 16, 2003

KIMBER RESOURCES INC.
Consolidated Balance Sheets
(stated in Canadian dollars)

	March 31,		June 30,
	2004	2003	2003	2002
	(Unaudited-	(Unaudited-
	prepared by	prepared by
	management)	management)
	$	$	$	$

A S S E T S

Current Assets
Cash	4,976,131)	1,054,501	1,172,533	45,521
Amounts receivable	213,477	161,709	208,644	72,909
Due from related parties (note 5)	20,452	28,501	22,702	24,272
Prepaid expenses	205,785	17,435	20,687	2,105
	5,415,845	1,262,146	1,424,566	144,807

Equipment (note 10)	164,699	81,128	75,943	4,434
Investment (note 6)	103,596	103,596	103,596	103,596
Deferred IPO costs (note 8)	-	-	-	127,755
Mineral rights on unproven properties (note 3)	3,902,551	1,334,973	1,727,596	274,673
	9,586,691	2,781,843	3,331,701	655,265

Current liabilities
Accounts payable and accrued liabilities	351,124	36,407	47,434	186,823
Due to related parties (note 5)	2,751	-	7,698	88,015
Loans payable (note 7)	-	-	-	125,000
	353,875	36,407	55,132	399,838

S H A R E H O L D E R' E Q U I T Y

Share capital (note 8)	10,892,890	3,596,064	4,299,265	764,496
Contributed surplus (note 8)	369,502	-	-	-
Deficit	(2,029,576)	(850,628)	(1,022,696)	(509,069)
	9,232,816	2,745,436	3,276,569	255,427
Continuing operations (note 1)	9,586,691	2,781,843	3,331,701	655,265

Approved on behalf of the Board of Directors:

Robert V. Longe, Director	Michael E. Hoole, Director

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
Consolidated Statements of Operations and Deficit
(stated in Canadian dollars)

	Nine months ended		Years ended
	March 31,		June 30,
	2004	2003	2003	2002	2001
	(Unaudited-	(Unaudited-
	prepared by	prepared by
	management)	management)
	$	$	$	$	$

Revenue	-	-	-	-	-

Expenses
Amortization	6,514	6,642	4,659	782	-
Foreign exchange loss (gain)	28,821	(1,698)	24,419	6,067	(7,114)
General exploration	-	-	-	57	7,972
Interest	1,077	26,100	26,410	12,524	8,629
Interest income	(31,139)	(33,709)	(52,169)	(160)	(20)
Shareholder communications	127,492	91,806	123,835	7,216	2,396
Management fees	-	24,000	-	-	-
Office and miscellaneous	57,018	27,766	51,438	26,358	16,517
Professional fees	21,399	35,436	48,915	53,982	77,631
Rent	27,398	24,995	33,623	23,577	18,188
Salaries and benefits	342,170	105,035	187,128	54,391	66,640
Stock-based compensation	343,322	-	-	-	-
Transfer and filing fees	36,391	14,218	18,522	6,530	2,145
Travel and accommodation	61,490	20,968	34,681	531	445
Loss on disposal of investment (note 6 )	-	-	-	-	96,404
Impairment of cash equivalents	(15,073)	-	12,166	-	-
Settlement of loans payable (note 7)	-	-	-	(66,547)	-
	1,006,880	341,559	513,627	125,308	289,833

Net loss for the period	(1,006,880)	(341,559)	(513,627)	(125,308)	(289,833)
Deficit - beginning of period	(1,022,696)	(509,069)	(509,069)	(383,761)	(93,928)
Deficit - end of period	(2,029,576)	(850,628)	(1,022,696)	(509,069)	(383,761)

Loss per share (note 10)	$(0.04)	$(0.02)	$(0.04)	$(0.03)	$(0.09)

Weighted average number of shares
outstanding	25,882,295	13,396,684	13,381,406	3,747,610	3,103,470

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
Consolidated Statements of Cash Flows
(stated in Canadian dollars)

	Nine months ended		Years ended
	March 31,		June 30,
	2004	2003	2003	2002	2001
	(Unaudited-	(Unaudited-
	prepared by	prepared by
	management)	management)
	$	$	$	$	$
Cash provided by (used for):
Operating Activities
Net loss for the year	(1,006,880)	(341,559)	(513,627)	(125,308)	(289,833)
Items not involving cash:
Amortization	6,514	6,642	4,659	782	-
Interest paid	-	25,000	25,000	-	-
Loss on disposal of investments	-	-	-	-	96,404
Settlement of loans payable	-	-	-	(66,547)	-
Stock-based compensation	343,322	-
Warrant-issue compensation	26,180	-
	(630,864)	(309,917)	(483,968)	(191,073)	(193,429)
Changes in the following:
Pre paid expenses	(185,098)	(15,330)	(18,582)	(2,105)	1,250
Amounts receivable	(4,833)	(64,528)	(135,735)	(10,795)	(65,433)
Accounts payable and accrued liabilities	303,690	(150,416)	(139,389)	53,925)	126,111
Due from related parties	2,250	(28,501)	1,570	(11,877)	-
Due to related parties	(4,947)	(88,015)	(80,317)	38,032	81,201
	(519,802)	(656,707)	(856,421)	(123,893)	(50,300)

Investing Activities
Purchase of equipment	(95,270)	(83,337)	(81,318)	(5,216)	-
Mineral rights on unproven properties	(2,174,955)	(1,060,300)	(1,447,773)	(155,273)	(21,951)
	(2,270,225)	(1,143,637)	(1,529,091)	(160,489)	(21,951)
Financing Activities
Deferred IPO costs	-	-	-	(127,755)	-
Common shares issued	6,593,625	2,809,324	3,637,524	229,790	5,250
Advance on share subscriptions	-	-	-	-	16,750
(Repayment) advance of loans payable	-	-	(125,000)	201,823	66,406
	6,593,625	2809,324	3,512,524	303,858	88,406

Net cash provided during the period	3,803,598	1,008,980	1,127,012	19,476	16,155
Cash - beginning of period	1,172,533	45,521	45,521	26,045	9,890
Cash - end of period	4,976,131	1,054,501	1,172,533	45,521	26,045

Supplementary information on non-cash transactions
Agent's commission	$28,000	$-	$176,250	$-	$-
Agent's warrants	26,180	-	-	-	-
Finder's fee	-	33,750	-	-	-
Consulting fee/Corporate finance	-	142,500	-	-	-
Debt settlements	-	-	-	157,601	-
Mineral property acquisition	-	-	-	-	66,175

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
Consolidated statements of mineral rights on unproven properties
(stated in Canadian dollars)

							March
							31, 2004
							(Unaudited-
	June 30,	Net	June 30,	Net	June 30,	Net	prepared by
	2001	Costs	2002	Costs	2003	Costs	management)
	$	$	$	$	$	$	$
MEXICO
Monterde
Acquisition	98,984	99,609	198,593	207,594	406,187	269,262	675,449
Exploration
Amortization	-	-	-	6,570	6,570	899	7,469
Assays	-	-	-	118,324	118,324	282,624	400,948
Drilling	8,629	4,655	13,284	310,274	323,558	646,421	969,979
Engineering	-	10,480	10,480	82,234	92,714	74,086	166,800
Environmental study	-	-	-	-	-	11,534	11,534
Field office expense	17,699	9,288	26,987	101,489	128,476	41,143	169,619
Geological,geophysical	-	-	-	220,810	220,810	267,863	488,673
Legal	-	-	-	45,595	45,595	49,829	95,424
Maps, report, reproductions	-	-	-	51,664	51,664	47,938	99,602
Metallurgy	-	-	-	4,812	4,812	26,271	31,083
Road construction	-	-	-	90,167	90,167	76,528	166,695
Salary and wages	8,604	8,611	17,215	16,408	33,623	40,107	73,730
Scoping study	-	-	-	11,392	11,392	-	11,392
Stakeholder costs	-	-	-	-	-	5,238	5,238
Supplies	-	-	-	23,076	23,076	67,513	90,589
Travel, accommodation	-	-	-	92,490	92,490	85,465	177,955
	34,932	33,034	67,966	1,175,305	1,243,271	1,723,459	2,966,730

Reimbursements to (from) Atna	(420,910)	(32,341)	(453,251)	8,623	(444,628)	-	434,697
Atna exploration expenditures	406,394	28,303	434,697	-	434,697	-	(444,628)
	119,400	128,605	248,005	1,391,522	1,639,527	1,992,721	3,632,248

El Coronel
Acquisition	-	26,668	26,668	61,401	88,069	114,400	202,469

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
Consolidated statements of mineral rights on unproven properties
(stated in Canadian dollars)

							March
							31, 2004
							(Unaudited-
	June 30,	Net	June 30,	Net	June 30,	Net	prepared by
	2001	Costs	2002	Costs	2003	Costs	management)
	$	$	$	$	$	$	$
MEXICO (continued)
Setago Property
Acquisition	-	-	-	-	-	1,447	1,447
Exploration
Assays	-	-	-	-	-	5,598	5,598
Engineering	-	-	-	-	-	535	535
Field, office	-	-	-	-	-	506	506
Geological, geophysical	-	-	-	-	-	33,169	33,169
Maps, reports, reproductions	-	-	-	-	-	146	146
Road construction	-	-	-	-	-	7,738	7,738
Salary and wages	-	-	-	-	-	167	167
Supplies	-	-	-	-	-	919	919
Travel, accommodation	-	-	-	-	-	5,417	5,417
	-	-	-	-	-	54,195	54,195
	-	-	-	-	-	55,642	55,642
Oribo Property
Acquisition	-	-	-	-	-	8,775	8,775
Exploration	-	-	-	-	-	3,417	3,417
	-	-	-	-	-	12,192	12,192
Total mineral rights on
unproven properties	119,400	155,273	274,673	1,452,923	1,727,596	2,174,955	3,902,551

See notes to the consolidated financial statements

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada, and is an exploration stage company whose business activity is the exploration of mineral rights located in Mexico. The Company has not yet determined if any of these rights contain economic mineral reserves and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In order to maintain future exploration exploration expenditures and cover administrative costs, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that the Company will be able to continue to raise funds in the future in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between those principles and these that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 13.

References to the Company are inclusive of the Canadian parent company and its wholly-owned Mexican subsidiary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses incurred during the period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that may yield net realizable values that are materially different from their current book values at any point in time.

Equipment

Equipment is recorded at cost and amortized over its estimated useful economic life using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and automobiles.

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Rights

Mineral right acquisition costs and their related exploration costs are deferred until the rights are placed into production or disposed of. These costs will be amortized over the estimated useful life of the rights following the commencement of production, or written-off if the rights are disposed of.

Cost includes the cash consideration and the fair market value of shares issued on the acquisition of mineral rights. Rights acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are netted against the cost of the related mineral rights and any excess is applied to operations.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the rights or from the sale of the rights. Management's assessment of the right's estimated current fair market value is also be based upon a review of other similar mineral right transactions that have occurred in the same geographic area as that of the rights under review.

Administrative costs are expensed as incurred.

Translation of Foreign Currency

The Canadian dollar is considered the functional currency of all of the Company's operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income.

Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of these instruments approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Investments

The Company's investments are carried at cost and are considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, the investments are written-down to provide for that loss.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange.

Stock-based Compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method. The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003. During the comparative year, the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for the tax consequences of future tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential net tax assets.

3.

MINERAL PROPERTIES

Monterde Property

The Company's mineral properties are all located in the State of Chihuahua, Mexico.

The Company has an option to purchase a 100% interest in four mineral claim groups in consideration for the payment of U.S.$1,054,900, of which U.S.$469,300 has been paid and the balance is due as follows:

U.S.$
Paid	469,300
August, 2004	112,000
February, 2005	115,400
August, 2005	358,200
1,054,900

El Coronel An option to purchase eleven mineral claims for U.S.$1,000,000 as follows:

U.S.$
Paid	137,000
August, 2004	75,000
February, 2005	105,000
August, 2005	135,000
February, 2006	165,000
August, 2006	383,000
1,000,000

4.

INCOME TAXES

At June 30, 2004, the Company has non-capital losses of approximately $1,070,000 in Canada and $1,700,000 in Mexico available to reduce taxable income earned during future years. The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is not considered likely.

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

5.	RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management. Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the nine month periods ended March 31, 2004 and 2003 (Unaudited):

The President of the Company was paid $66,000 (2003 - $45,000) in salary pursuant to an employment agreement and received $38,332 in settlement of past services in 2003.

A director and officer of the Company was paid $66,000 (2003 - $45,000) in salary during the current period for management and legal services pursuant to an employment agreement and received $21,167 in settlement of past services in 2003.

A private company controlled by an officer of the Company was paid $70,062 (2003 - $42,493) for administrative and engineering services provided to the Company during the period and received $28,616 for past services in 2003.

An officer of the Company was paid $85,500 (2003 - $85,500) in salary pursuant to an employment agreement.

The Chief Financial Officer received $6,250 in salary for services provided to the Company in 2004.

Three independent directors received $3,000 each; $2,000 as an annual retainer and $500 for each director's meeting attended during the period (2003 - $Nil).

For the years ended June 30, 2002, 2002, 2001:

A director, who is also an officer of the Company, was paid $60,000 during the year ended June 30, 2003 (2002 - $Nil; 2001 - $66,277) and is owed $4,062 at June 30, 2003 (2002 - $21,167; 2001 - $41,667) for administrative services provided and expense reimbursements.

The President of the Company was paid $60,000 during the year ended June 30, 2003 (2002 - $Nil; 2001 - $64,667) and is owed $2,935 at June 30, 2003 (2002 - $38,232; 2001 - $51,544) for administrative services provided and expense reimbursements.

An officer of the Company was paid $114,000 in salary during the year ended June 30, 2003 (2002 - $65,350; 2001 - $91,500) for geological services and is owed $702 at June 30, 2003 (2002 - $Nil; 2001 - $Nil). This officer also owes the Company $22,702 as at June 30, 2003 (2002 - $24,272; 2001 - $35,075) for salary advances.

Another officer of the Company was paid $45,680 during the year ended June 30, 2003 (2002 - $13,500; 2001 - $Nil) for engineering and management consulting and is owed $Nil as at June 30, 2003 (2002 - $6,750; 2001 - $Nil). A private company controlled by this officer is owed $Nil as at June 30, 2003 (2002 - $21,866; 2001 - $35,075) for expense reimbursements.

6.	INVESTMENT

The Company owns 103,596 preferred shares of 616800 BC Ltd. ("616800") valued at $103,596, a private British Columbia company which had shareholders in common with the Company at the time of the Company's acquisition of these preferred shares. The sole asset of 616800 is 2,250,000 common shares of Jasper Mining Corporation ("Jasper"), a publicly traded company, which shares 616800 acquired from the Company in 2001 in exchange for the 103,596 preferred shares it issued to the Company. The Company recorded a loss of $96,404 on the share exchange at that time.

Refer to note 7.

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

7.	LOANS PAYABLE

Prior to November 2001, the Company had received loans of $149,100 from related parties for general working capital purposes. These loans were unsecured and bore interest at rates of 10 to 12 percent per annum, with the exception of a $4,000 loan made in 2000 and $10,000 in loans made in 2001, that were non-interest bearing. During 2002, $66,547 of the loans outstanding were exchanged for a contingent receivable to the Company from Jasper Mining Corporation of $90,000. The balance remaining of the loans were paid by conversion into shares of the Company.

During the year ended June 30, 2002, the Company was advanced $125,000, secured by a promissory note which was payable on demand or on December 31, 2003. This amount was repaid with $25,000 interest in the current year.

Refer to note 6.

8.	SHARE CAPITAL

Authorized share capital of the Company consists of 80,000,000 common shares without par value.

	Price per	Number of
	Share	Shares		Amount
	$			$
Issued at June 30, 2000		1,875,721		288,930
Private placement	0.35	15,000		5,250
Mineral property acquisition	0.35	189,072		66,175
		204,072		71,425
Issued at June 30, 2001		2,079,793		360,355

Shares for debt settlement	0.30	525,334		157,601
Private placement	0.30	609,466		182,840
Private placement	0.35	182,000		63,700
		1,316,800		404,141
		3,396,593		764,496
Subdivision of shares on a 1.6 to 1 basis		2,037,949		-
Issued at June 30, 2002		5,434,542		764,496

Public offering	0.45	7,000,000	(1)	2,457,819
Public offering finance fee	0.45	250,000	(2)	112,500
Finder's fee	0.45	75,000	(2)	33,750
Consulting fee	0.22	137,142	(2)	30,000
Private placement	0.45	2,265,600	(3)	894,940
Warrants exercised	0.45	12,800		5,760
		9,740,542		3,534,769
Issued at June 30, 2003		15,175,084		4,299,265

Exercise of warrants	0.45	899,500		404,775
	0.55	8,751,897		4,813,543
Exercise of options	0.45	153,333		69,000
Private placement	0.70	2,040,000	(4)	1,306,307
		11,844,730		6,593,625
Issued at March 31, 2004		27,019,814		10,892,890

(1)	Net of share issue costs of $692,181.
(2)	Issued in connection with the Company's initial public financing.
(3)	Net of share issue costs of $124,580.
(4)	Net of share issue costs of $148,073.

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

8.	SHARE CAPITAL (continued)

	March 31,		June 30,
	2004
	(Unaudited-
	prepared by
Stock Options	management)		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number	Exercise
	Shares	Price	Shares	Price	of Shares	Price
		$		$		$
Fixed options
Balance - beginning of year	1,614,000	0.49	1,469,000	0.45	-	-
Granted	1,384,000	1.08	205,000	0.45	1,469,000	0.45
Expired/Cancelled	(153,333)	0.45	(60,000)	0.45	-	-
Balance - end of period	2,844,667	0.45	1,614,000	0.45	1,469,000	0.45

Stock-based Compensation

The Company recorded stock-based compensation expense for stock options of $343,322 and share issue costs for agent's warrants of $26,180 in the period ended March 31, 2004. The stock-option compensation was expensed and the agent's warrants were charged to share issuance costs. These costs were offset to contributed surplus of $369,502.

For stock options that have been granted, the Company will recognize stock-based compensation as the options vest and will expense an additional $170,286 in the fourth quarter of the fiscal year ended June 30, 2004 and the remaining $453,500 will be expensed over the next two fiscal years.

The fair value of stock options granted and warrants issued was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	March 31,	June 30,
	2004	2003
Risk-free interest rate	3.8% - 4.2%	4.2%
Expected dividend yield	Nil	Nil
Expected stock price volatility	57 – 101%	79 – 101%
Expected option life in years	1.5 – 5 years	5 years

Summary of stock options and warrants outstanding at June 30, 2003:

Type of Issue	Number	Exercise	Expiry Date
		$
Options	464,000	0.45	06/06/07
	891,667	0.45	07/12/07
	25,000	0.45	10/29/07
	60,000	0.46	02/27/08
	60,000	0.45	05/05/08
	1,009,000	0.73	08/13/08
	1,614,000

Warrants	3,858,120	0.55	Subsequently expired
	1,078,270	0.55	11/14/04
	1,220,000	0.80	12/16/04
	6,156,390

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

9.

LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated as the results are anti-dilutive.

10.	EQUIPMENT

	March 31,				June 30,
				2003
	2004			(Unaudited -
	(Unaudited - prepared by			prepared by	2003	2002
	management)			management)

			Net	Net	Net	Net
		Accumulated	Book	Book	Book	Book
	Cost	Amortization	Value	Value	Value	Value
	$	$	$	$	$	$
Computer equipment	40,421	5,779	34,642	18,948	16,211	4,434
Office fixtures and equipment	89,513	5,204	84,309	33,903	32,650	-
Vehicle	54,345	8,597	45,748	28,277	27,082	-
	184,279	19,580	164,699	81,128	75,943	4,434

11.	SEGMENTED INFORMATION

	March 31,		As at June 30,
	2004	2003	2003	2002
	(Unaudited-	(Unaudited-
	prepared by	prepared by
	management)	management)
	$	$	$	$

Assets by geographic segment, at cost:
Mexico	3,647,802	1,334,973	1,970,991	337,922
Canada	5,684,140	1,446,870	1,360,710	317,343
	9,331,942	2,781,843	3,331,701	655,265

12.

SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these financial statements, the following occurred subsequent to March 31, 2004:

  On January 16, 2003, 375,000 stock options were granted entitling the holders to purchase common shares at an exercise price of $2.05 until January 16, 2009.

  Share purchase warrants were exercised as follows: 3,858,120 warrants for proceeds of $3,838,120; 600,000 warrants exercisable at $0.55 for $330,000.

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to deferred mineral rights.

		For the nine months ended		For the years ended
		March 31,		June 30,
		2004	2003	2003	2002	2001
		(Unaudited-	(Unaudited-
		prepared by	prepared by
		management)	management)
		$	$	$	$	$
a)	Assets
	Deferred Mineral Rights Costs

	Deferred mineral right costs following Canadian GAAP	3,902,551	1,334,973	1,727,596	274,673	119,400
	Less deferred mineral rights costs	3,902,551	1,334,973	(1,727,596)	(274,673)	(119,400)
	Deferred mineral rights costs following U.S. GAAP	-	-	-	-	-

b)	Operations
	Net loss following Canadian GAAP	(1,006,880)	(341,559)	(513,627)	(125,308)	(289,833)
	Deferred mineral rights costs expensed under U.S. GAAP	(2,174,955)	(1,060,300)	(1,452,923)	(155,273)	(88,126)
	Net loss under U.S. GAAP	(3,181,835)	(1,401,859)	(1,966,550)	(280,581)	(377,959)

c)	Deficit
	Closing deficit under Canadian GAAP	(2,029,576)	(850,628)	(1,022,696)	(509,069)	(383,761)
	Adjustment to deficit for accumulated deferred mineral rights
	expensed under U.S. GAAP, net of income items	(3,902,551)	(1,334,973)	(1,727,596)	(274,673)	(119,400)
	Closing deficit under U.S. GAAP	(5,932,127)	(2,185,601)	(2,750,292)	(783,742)	(503,161)

d)	Cash Flows – Operating Activities

	Cash applied to operations under Canadian GAAP	(519,802)	(656,707)	(856,421)	(123,893)	(50,300)
	Add net loss following Canadian GAAP	1,006,880	341,559	513,627	125,308	289,833
	Less net loss following U.S. GAAP	(3,181,835)	(1,401,859)	(1,966,550)	(280,581)	(377,959)
	Cash applied to operations under U.S. GAAP	(2,694,757)	(1,717,007)	(2,304,194)	(279,166)	(72,251)

e)	Cash Flows – Investing Activities
	Cash applied under Canadian GAAP	(2,270,225)	(1,143,637)	(1,529,091)	(160,489)	(21,951)
	Add mineral right costs expensed under U.S. GAAP	2,174,955	1,060,300	1,447,773	155,273	21,951
	Cash applied under U.S. GAAP	(95,270)	(83,337)	(81,318)	(5,216)	-

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

	f)	Stockholders' Equity

Common Stock

Under U.S. GAAP compensation expense must be disclosed for all stock options granted, requiring the Company to utilize either the intrinsic value-based or the fair value based methods of accounting for stock-based compensation. Under Canadian GAAP, no such costs or related disclosures were required to be recognized prior to 2002.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. However, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value-based method of accounting for stock options using an option pricing model. For purposes of this current disclosure, the Company has utilized the Black-Scholes model, which was developed for use in estimating the fair-value of traded options and requires the input of and is highly sensitive to subjective assumptions including the expected volatility of the stock price. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the Black-Scholes model does not provide a reliable single measure of the fair value of stock options granted by the Company. Under APB 25, compensation cost must only be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

In accordance with the mandatory SFAS 123 disclosure standard, the following table discloses the pro-forma effect of accounting for stock-based compensation under SFAS 123 on net loss and net loss per share under U.S. GAAP for 2002 and 2001. For the periods ended March 31, 2004 and 2003 there is no difference in the Company's accounting disclosure for stock options between Canadian and U.S. GAAP.

	Years ended June 30,
	2002	2001
	$	$
Net loss under U.S. GAAP	(280,581)	(377,959)
Pro-forma effect of following SFAS 123	(376,652)	-
Pro-forma net loss following SFAS 123	(657,233)	(377,959)

Weighted-average number of shares under U.S. GAAP	3,747,610	1,903,470

Pro-forma loss per share following SFAS 123	$ (0.18)	$ (0.20)

KIMBER RESOURCES INC.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2004 and 2003 (Unaudited – prepared by management)
For the years ended June 30, 2003, 2002 and 2001
(stated in Canadian dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP (continued)

	g)	Loss Per Share

Under Canadian GAAP, shares held in escrow and contingently issuable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations

	March 31,		For the years ended June 30,
	2004	2003	2003	2002	2001
	(Unaudited-	(Unaudited-
	prepared by	Prepared by
	management)	management)
	$	$	$	$	$
Numerator: Net loss for the year
under U.S. GAAP	(2,593,190)	(1,401,859)	(1,966,550)	(280,581)	(383,761)
Denominator: Weighted-average number of shares
under Canadian and U.S. GAAP	20,112,912	13,396,684	13,381,406	3,747,610	3,103,470
Adjustment required under U.S.
GAAP (escrow shares)	-	(2,672,589)	(2,672,589)	-	(1,200,000)
Weighted-average number of shares
under U.S. GAAP	20,112,912	10,724,094	10,708,817	3,747,610	1,903,470
Basic and fully diluted loss per share
under U.S. GAAP	(0.16)	(0.13)	$ (0.18)	$ (0.07)	$ (0.20)

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS

The exhibits included in this Form 20-F are in the following order:

1. Articles of Incorporation and Bylaws

(a) Certificate of Incorporation of Kimber Resources Ltd. dated March 31, 1995;
(b) Transition Application dated June 2, 2004
(c) Notice of Alternation dated June 3, 2004
(d) Articles approved by shareholders on May 28, 2004

3. Voting Trust Agreements

Not Applicable

4. Material Contracts

Except for contracts made in the ordinary course of the Company's business, the following are the material contracts to be performed in whole or in part on or after the date of filing this Form 20-F or entered into by Kimber or Minera Monterde within two years before the date of this Form 20-F:

a.
Sale and Purchase of Mining Concessions Agreement dated June 20, 2003, between Miguel Orozco Franco and his spouse Griselda Palma Heredia, Jose Gildardo Estrada Ramirez and his spouse Olivia Moreno Urista, Barney Green Lee Portillo and his spouse Susana Alicia Trejo Rubio as the “Vendor” and Minera Monterde as the “Purchaser” in respect to the Group 1 Property;

b.
Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 between Carlos Humberto Munoz Caballero, represented by Vicente Arturo Caballero Olivas, Jose Gildardo Estrada Ramirez and his spouse Olivia Moreno Urista as “Vendors” and Minera Monterde as the “Purchaser”, in respect to the Group 2 Property;

c.
Sale and Purchase of Mining Concession Agreement dated June 22, 2004 between Vicente Arturo Caballero Olivas and his spouse Susana Otilia Quevedo Almazan, Maria Estela Caballero de Swanson, Gloria Caballero de Munoz, Joseph Vicente Vere Caballero, Olivas, Sylvia Margarita Vere Caballero de Ramos, also known as Sylvia Margarita Ramos, all represented by Vicente Arturo Caballero Olivas, as “Vendors” and Minera Monterde as the “Purchaser”, in respect to the Group 3 Property;

d.
Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 between Francisca Giron Duarte, the beneficiary of the estate of Ismael Quezada Campos and Minera Monterde as the “Purchaser”, in respect to the Group 4 Property;

e.	Carried Interest Agreement dated February 18, 2000 among Kimber, Thorne International Ltd. and Minera Ayutla S. A. de C. V.;
f.
Sale and Purchase of Mining Concessions Agreement dated September 8, 2003 between Cia Mineral el Coronel, S. A. de C. V. as “Vendor” and Minera Monterde as the “Purchaser” in respect to the El Coronel Property;

g.
Temporary Occupation of Ejido Land Agreement dated July 13, 2004 between the Ejido Monterde, represented by the members of its board of directors, Blas Quezada Ozuna, Ramon Balois Munoz, Miguel Palacios Trias, and Manuel Quezada Ponce and Minera Monterde;

h.	Management Agreement dated as of the 15th day of March 2002, between Kimber and Robert V. Longe, subsequently amended as to a salary by verbal agreement;
i.
Management Agreement dated as of the 15th day of March 2002, between Kimber and Michael E. Hoole, subsequently amended as to a salary and employment status rather than independent consultant status by verbal agreement;

j.	Management Agreement dated as of the 15th day of March 2002, between Kimber and Alan D. Hitchborn;
k.	Intentionally left blank
l.	Transfer Agent, Registrar and Dividend Disbursing Agent Agreement dated as of the 29th day of April 2002 between Kimber and Computershare Trust Company of Canada;
m.	Stock Option Plan dated for reference March 28, 2002, as amended by Shareholder resolutions passed December 10, 2003;

n.	Stock Option Agreements between Kimber and various directors, consultants, employees and officers of and to Kimber. Samples of the various standard form option agreements are attached. The following is a list of optionees and details of their option agreements:

Optionee	Date of Grant	Number of Options	Exercise Price	Expiry Date
Carlos Bell	Aug 3/03	30,000	$0.73	Aug 13/08
Denis Bergen	Jan 16/04	25,000	$2.05	Jan 16/09
Roger Connors	Aug 13/03	30,000	$0.73	Aug 13/08
Roger Connors	May 28/04	10,000	$1.77	May 28/09
Peter deVisser	Jan 16/04	50,000	$2.05	Jan 16/09
Arthur Fisher	May 30/02	16,667	$0.45	Jul 12/07
Arthur Fisher	Aug 13/03	50,000	$0.73	Aug 13/08
Paul Frigstad	May 5/03	60,000	$0.45	May 5/08
Paul Frigstad	Aug 13/03	140,000	$0.73	Aug 13/08
Paul Frigstad	Jan 16/04	200,000	$2.05	Jan 16/09
Clifford Grandison	Apr 3/02	64,000	$0.45	Jun 6/07
Clifford Grandison	Jan 16/04	50,000	$2.05	Jan 16/09
Alan Hitchborn	Apr 3/02	80,000	$0.45	Jun 6/07
Alan Hitchborn	May 30/02	350,000	$0.45	Jul 12/07
Alan Hitchborn	Aug 13/03	325,000	$0.73	Aug 13/08
Denise Hitchborn	Feb 27/03	30,000	$0.46	Feb 27/08
Denise Hitchborn	Aug 13/03	4,000	$0.73	Aug 13/08
Elisa Hoole	Feb 27/03	30,000	$0.46	Feb 27/08
Elisa Hoole	Aug 13/03	5,000	$0.73	Aug 13/08
Michael E. Hoole	Apr 3/02	80,000	$0.45	Jun 6/07
Michael E. Hoole	May 30/02	200,000	$0.45	Jul 12/07
Michael E. Hoole	Aug 13/03	100,000	$0.73	Aug 13/08
J. John Kalmet	May 30/02	50,000	$0.45	Jul 12/07
J. John Kalmet	Aug 13/03	75,000	$0.73	Aug 13/08
Robert V. Longe	Apr 3/02	80,000	$0.45	Jun 6/07
Robert V. Longe	May 30/02	200,000	$0.45	Jul 12/07
Robert V. Longe	Aug 13/03	100,000	$0.73	Aug 13/08
Luard Manning	Apr 3/02	80,000	$0.45	Jun 6/07
Luard Manning	May 30/02	50,000	$0.45	Jul 12/07
Luard Manning	Aug 13/03	50,000	$0.73	Aug 13/08
James Puplava	May 28/04	50,000	$1.77	May 28/09
Robert A. Quartermain	June 25/04	50,000	$1.70	June 25/09
J. Byron Richards	Apr 3/02	80,000	$0.45	Jun 6/07
J. Byron Richards	May 30/02	25,000	$0.45	Jul 12/07
J. Byron Richards	Nov 2/02	25,000	$0.45	Oct 29/07
J. Byron Richards	Aug 13/03	100,000	$0.73	Aug 13/08
Abraham Urias	Jan 16/04	50,000	$2.05	Jan 16/09

o.	Change of Control Agreements dated January 13, 2004, between Kimber and each of Robert V. Longe, Michael E. Hoole, Alan D. Hitchborn and J. Byron Richards. A sample of the agreement is attached;
p.	Listing Agreement dated June 11, 2004 between the Toronto Stock Exchange, the “TSX”, and Kimber;

q.	Agency Agreement – Unit Private Placement dated March 26, 2003 between Kimber and Canaccord and Amendment Agreement dated May 8, 2003 between the same parties;
r.
Various Private Placement Subscription Agreements in connection with the brokered private placement of a total of 1,765,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on May 14, 2003. An unsigned copy of the form of the Private Placement Subscription Agreements is attached;

s.	Agency Agreement – Unit Private Placement dated November 20, 2003 between Kimber and Canaccord;
t.
Various Private Placement Subscription Agreements in connection with the brokered private placement of a total of 1,000,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on December 16, 2003. An unsigned copy of the form of the Private Placement Subscription Agreements is attached;

u.
Various Private Placement Subscription Agreements in connection with the non-brokered private placement of a total of 1,000,000 Units of Kimber consisting of one (1) share and one-half (1/2) warrant which closed on December 16, 2003. A signed copy of the form of the Private Placement Subscription Agreements is attached as an example;

v.
Sale and Purchase of Mining Concessions Agreement dated May 18, 2004 between Lilia Olivia Moreno, also known as Lilia Oliva Moreno Urista and her spouse Gildardo Estrada Ramirez as “Vendor” and Minera Monterde as the “Purchaser”, in respect to certain staked concessions being part of the Monterde Property

12. Section 302 Certifications

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13. Section 906 Certifications

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kimber Resources Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2004

On Behalf of KIMBER RESOURCES INC.,

"/s/ R. V. Longe"

Robert V. Longe
President, Chief Executive Officer & Director

"/s/ M. E. Hoole"

Michael E. Hoole
Vice-President, Corporate Secretary & Director